UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

_

PROSPECTUS (“FOLLETO EXPLICATIVO”)

OF THE TAKEOVER BID OVER JAZZTEL P.L.C.

LAUNCHED BY ORANGE SA

19 May 2015

In accordance with the rules set forth under Law 24/1988, of 28 July, of the Securities Market, Royal Decree 1066/2007, of 27 July, on the Legal Regime for Takeover Bids, and any additional applicable legislation.

INTRODUCTION
CHAPTER I
1	Person responsible for the Prospectus.
2	Resolutions, scope and applicable law.
2.1	Resolutions of Orange for the purposes of making the Offer.
2.2	Scope of the Offer, applicable law and competent authority.
2.3	Conditions of squeeze-outs.
2.4	Markets in which the Offer is made.
2.5	Laws that will govern the contracts entered into by and between Orange and the shareholders of Jazztel as a consequence of the Offer. Competent courts.
3	Information regarding jazztel.
3.1	Corporate and registered office.
3.2	Share capital. Voting rights. Other securities that may give the right to the acquisition or subscription of shares.
3.2.1	Jazztel’s share capital
3.2.2	Voting rights attaching to the shares.
3.2.3	Other securities or instruments that may give the right to the acquisition or subscription of shares.
3.3	Structure of the Board of Directors and of the management and supervisory bodies of Jazztel.
3.3.1	Board of Directors.
3.3.2	Committees established by the Board of Directors.
3.4	Shareholding structure of Jazztel.
3.5	Limitations upon the right to vote and restrictions upon access to the Board of Directors established in the articles of association.
3.6	Resolutions regarding the application of neutralization measures.
4	Information regarding orange and its group.
4.1	Legal personality, corporate and trade name, registered office, address, date of incorporation, length of life and corporate purpose.
4.2	Composition of share capital of Orange.
4.3	Structure of the Board of Directors and of the management and supervisory bodies of Orange.
4.3.1	Board of Directors.
4.3.2	Executive Committee.
4.3.3	Composition of Board committees.
4.4	Main shareholders of Orange.
4.5	Identity of the individuals or legal entities acting in concert with Orange.
4.6	Limitations upon the right to vote and restrictions upon access to the Board of Directors established in the articles of association.
4.7	Resolutions regarding the application of neutralization or comparable measures.
4.8	Entities belonging to the Orange group.
5	Agreements regarding the Offer and Jazztel.
5.1	Agreements of any kind between Orange and the shareholders and members of the Board of Directors and of the management and supervisory bodies of Jazztel, and benefits reserved for such members by Orange.
5.2	Members simultaneously serving on the Board of Directors and on the management and supervisory bodies of Jazztel and of Orange.
5.3	Shares of Orange and other securities that may give the right to the acquisition or subscription held by Jazztel.
6	Securities of jazztel held by orange.
7	Transactions in securities of the Target Company.
8	Activities and economic-financial position of Orange.
CHAPTER II
1	Securities to which the Offer is directed.
2	Consideration offered.
2.1	Consideration offered and manner in which it will be paid.
2.2	Rationale for the consideration.
3	Conditions to which the Offer is subject.
3.1	Minimum level of acceptances.
3.2	Limitations to a waiver of the condition and consequences.
3.3	Provisions made by Orange regarding a possible waiver of the condition and the impact of such waiver on the Offer.
4	Guarantees for and financing of the Offer.
4.1	Guarantee of the Offer.
4.2	Finance of the Offer.
4.3	Effects of the financing on Jazztel.
CHAPTER III
1	Acceptance period of the Offer.
2	Formalities of acceptance, manner and payment period.
2.1	Acceptance Declarations of the Offer
2.2	Procedure for accepting the Offer and payment of the consideration.
2.3	Publication of the result of the Offer
2.4	Intervention and liquidation of the Offer
3	Expenses of acceptance and settlement of the offer.
4	Time periods within which to waive the condition to which The effectiveness of the offer is subject.
5	financial institutions acting for the account of orange in the acceptance and settlement procedure.
6	sell-out or mandatory purchase of the securities covered by the Offer if the conditions established in article 47 of the royal decree are satisfied.
CHAPTER IV
1	Purpose of the transaction.
2	Strategic plans and intentions regarding the future activities and location of the places of business of jazztel and its group for a minimum 12-month timeframe.
3	Strategic plans and intentions regarding the preservation of employees’ and managers’ jobs at jazztel and its group for a minimum 12-month timeframe.
4	Plans in connection with the use or disposition of assets of jazztel. changes contemplated in its net financial debt.
5	Plans in connection with the issuance of securities by jazztel and its group.
6	Corporate restructurings of any kind that have been contemplated.
7	Dividend and remuneration policy for shareholders.
8	Plans in connection with the board of directors and of the management and supervisory bodies of jazztel.
9	Provisions in connection with the articles of association of jazztel or of the entities within its group.
10	Intentions regarding the listing of the shares of jazztel.
11	Intention to exercise or not to exercise the right of squeeze-out.
12	Intentions in connection with the transfer of securities of jazztel.
13	To the extent that orange is affected by the offer, the information referred to in the preceding paragraphs of this chapter shall also be included in connection with orange and its group.
14	impact of the offer and the financing thereof on Orange’s main financial indicators shall be described.
15	Other relevant information. event of withdrawal.
CHAPTER V
1	Approval of Antitrust Authorities.
2	Other Authorizations.
3	Places where the Prospectus and the documents attached thereto May be examined.

INTRODUCTION

This prospectus (the “Prospectus”) includes the terms and conditions of the voluntary offer (the “Offer”) that Orange SA (“Orange” or the “Offeror”) makes for the entire issued share capital on the final date of the period of acceptance of Jazztel p.l.c. (“Jazztel” or the “Target Company”), at a price of thirteen euros (EUR 13.00) per share (the “Offer Price”), in accordance with the rules set forth under Law 24/1988, of 28 July, of the Securities Market (the “Securities Market Law”), Royal Decree 1066/2007, of 27 July, on the Legal Regime for Takeover Bids (the “Royal Decree 1066/2007”), and any additional applicable legislation.

On 15 September 2014, Orange and certain shareholders of Jazztel (Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez), entered into irrevocable undertaking agreements related to the transfer of such shareholders’ direct and indirect participation in Jazztel under the Offer. In total, they own 37,781,536 shares, representing 14.678% of the issued share capital of Jazztel.

Such amount of shares may increase to 38,206,536 shares, that would represent 14.804% of the share capital of Jazztel, if Mr. José Miguel García Fernández and Mr. José Ortiz Martínez were to exercise their vested options as detailed in Chapter I, Section 3.2.3.

On 16 September 2014, Orange filed with the Comisión Nacional del Mercado de Valores (“CNMV”) the prior announcement of the Offer, and on 16 October 2014 Orange filed with the CNMV the request of authorization of the Offer. On 30 October 2014, the CNMV agreed to admit the Offer for instruction.

The Offer Price is thirteen euros (EUR 13.00) per share of Jazztel, payable in cash. In accordance with article 13 of Royal Decree 1066/2007, voluntary offers do not need to be made at an equitable price.

The Offer is subject to the condition, in accordance with article 13 of Royal Decree 1066/2007, that shareholders of Jazztel holding, in aggregate, not less than 50% plus one share of the maximum theoretical share capital irrevocably accepting the Offer, that is, the acceptance of the Offer by 131,872,417 shares of Jazztel. If the Offer does not reach the minimum number of shares to which it is conditioned, and Orange does not waive the condition, the Offer will not be effective. The detail of the condition and the effect of the eventual waiver of the condition by Orange are detailed in Chapter II, Section 3.

The Offer was initially filed conditioned to the approval of the relevant competition authorities. Orange considers such condition fulfilled with the approval of the operation by the European Commission on 19 May 2015, subject to the commitments detailed in this Prospectus, that Orange deems acceptable, and therefore has waived the right to terminate the Offer set forth under article 26 of Royal Decree 1066/2007.

Orange intends to keep Jazztel shares traded on the same Stock Exchange in which they are currently traded. In this respect, it is noted that the Offer is not intended to exclude Jazztel shares from the Stock Exchange.

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However, in the event that the squeeze-out conditions set forth in Chapter I, Section 2.3 are met, Orange has the intention to request the squeeze-out of any outstanding shares not accepting the Offer, although a decision has not yet been made. The exercise of such right will imply the delisting of the shares of Jazztel.

Jazztel has its registered office in the United Kingdom and its securities are admitted to trading only on the Spanish market, so in accordance with Directive 2004/25/CE, dated 21 April 2004, on takeover bids, the rules set forth therein are applicable, as detailed in article 1.3 of Royal Decree 1066/2007. In accordance with such rules, the decision in connection with the authorization of the Offer corresponds to the CNMV. Other information related to the scope of the Offer and the applicable law is included in Chapter I, Section 2.2.

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CHAPTER I

1.        Person responsible for the Prospectus.

The responsibility for the entire contents of this Prospectus is assumed for and on behalf of Orange, by Mr. Ramon Fernandez, a French national, of legal age, in his capacity as Deputy Chief Executive Officer - Chief Financial and Strategy Officer of Orange (the “Signatory”).

The Signatory, for and on behalf of Orange, states that all the data and information included in the Prospectus are correct, that no misleading data and information are included, and that there are no omissions that may change its contents.

The present Prospectus has been prepared in accordance with article 18 and annex of Royal Decree 1006/2007.

Pursuant to article 92 of the Securities Market Law, it is hereby stated that inclusion in the CNMV records of this Prospectus and the attached documents only entails the acknowledgement that they contain all the information required by the regulations stipulating their contents. In no way does this imply that the CNMV is responsible for the incorrect nature of any information contained nor does it provide any recommendation pertaining to the Offer.

2.        Resolutions, scope and applicable law.

2.1      Resolutions of Orange for the purposes of making the Offer.

On 14 September 2014, a meeting of the Board of Directors of Orange was held, and it was resolved with a majority of votes cast that subject to a favorable opinion of the Chairman of the Audit Committee, Orange prepared a public offer to Jazztel at a price of thirteen euros (EUR 13.00) per share paid in cash to be filed before the CNMV.

On 15 September 2014 the Chairman of the Audit Committee expressed a favorable opinion to the Board of Directors held again on that date, and the Board of Directors of Orange decided to submit an offer in the form discussed at the meeting of the Board of Directors of 14 September 2014.

Following those decisions, Mr. Stéphane Richard, Chairman and Chief Executive Officer of Orange, granted on 7 October 2014 to the Signatory, using his statutory powers of representation of Orange, a specific power of attorney in order to (i) file the request for authorization of the Offer before the CNMV, (ii) subscribe and submit the Prospectus, and (iii) perform any actions in order to comply with the applicable legal requirements, executing any acts and transactions necessary and convenient to make the Offer. In particular, the Signatory is entitled, among the rest of his faculties, to establish and modify the conditions of the Offer, and to waive them.

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It is stated that the decision of promoting the Offer adopted in the meetings of the aforementioned Orange Board of Directors held on 14 and 15 September 2014 is not conditional on and does not require any approval by the Orange General Shareholders Meeting, does not require clearance by any entity, authority or public body, and the making of this Offer by Orange does not require any further agreement on the part of Orange or any other entity, authority or public body. No other corporate body of Orange has adopted any additional resolution regarding the Offer, nor is it required to make any such additional resolution in accordance to the articles of association of Orange or the applicable legislation.

Attached to this Prospectus in Annex 1 is a copy of an extract from (i) the Minutes of the Board of Directors meeting of Orange held on 14 September 2014, duly legalized and apostilled; and (ii) the Minutes of the Board of Directors meeting of Orange held on 15 September 2014, duly legalized and apostilled, as well as a Spanish sworn translation of said resolutions.

Through the resolutions and the minutes of the Board of Directors of Orange of 14 and 15 September 2014 and the powers of attorney granted on 7 October 2014 and 19 May 2015, the Signatory has specific powers to assume, on behalf of Orange, responsibility for the content of this Prospectus. Attached to this Prospectus in Annex 1 is a copy of the power of attorney granted in favor of the Signatory, duly legalized and apostilled, as well as a Spanish sworn translation of said power of attorney.

2.2      Scope of the Offer, applicable law and competent authority.

The Offer is a voluntary offer for the entire issued share capital of Jazztel on the final date of the period of acceptance, in accordance with the information of this Prospectus and the ancillary documentation, and is made pursuant to Law 24/1988, of 28 July, of the Securities Market, Royal Decree 1066/2007, of 27 July, on the Legal Regime for Takeover Bids, and any additional applicable legislation.

In accordance with article 30.1 of Royal Decree 1066/2007, the Offer is irrevocable, and amendment, termination or cessation of effect would only be possible in the events and within the procedures set forth under Royal Decree 1066/2007.

Jazztel has its registered office in the United Kingdom and its securities are admitted to trading on the Spanish market, so in accordance with Directive 2004/25/CE, dated 21 April 2004, on takeover bids, the rules set forth therein are applicable, as detailed in article 1.3 of Royal Decree 1066/2007.

In accordance with those rules:

-The decision over the authorization of the Offer will be of the CNMV.

-Royal Decree 1066/2007 will apply to the following matters: the price offered in the Offer process, the information on the decision of the Offeror to file an Offer, the content of the Prospectus, the distribution of the Offer, and the competing bids.

-Article 24 of Royal Decree 1066/2007, under which the Board of Directors of Jazztel must draft a detailed and grounded report on the Offer, will also be applicable, within the terms and conditions indicated in that article.

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-The UK Takeover Code will apply in respect of: the percentage of voting rights in the Company which confers control, any derogation from the obligation to launch a mandatory Offer, the conditions under which Jazztel may undertake any actions which might result in the frustration of the Offer, and matters relating to the information to be provided to the employees of the Company, as detailed below:

(a)Percentage of voting rights that result in a controlling stake

Under Rule 9.1 of the UK Takeover Code, and unless waived by the UK Takeover Panel on Takeovers and Mergers in the UK (the “UK Takeover Panel”), it is necessary to make an mandatory offer when any person acquires a stake in shares that, when added to the stake in shares held by persons acting on account of or in concert with the former, represent 30% or more of the voting rights of a company. Consequently, the percentage of voting rights that result in a controlling stake is 30%.

(b)Exceptions to the obligation to make a mandatory offer

Under Rule 9.1 of the UK Takeover Code, a mandatory offer will not be required where control of the offeree is acquired as a result of a voluntary offer made to all shareholders.

Therefore, should the Offer of Orange be accepted by more than 50% of the entire issued share capital of Jazztel on the final date of the period of acceptance, Orange will not be obliged to make a mandatory offer afterwards.

If the Offer does not receive the minimum number of acceptances to which it is conditioned, in accordance with Chapter II, Section 3, and Orange were to waive such condition, acquiring all the shares of Jazztel tendered under the Offer, and resulting in a participation of control in the issued share capital of Jazztel of 50% or less of the entire issued share capital of Jazztel on the final date of the period of acceptance, Orange will be obliged to make a mandatory offer afterwards.

Orange has not and shall not ask the UK Takeover Panel for any waiver that would allow the avoidance of the requirement for a mandatory tender offer in the event that the Offer is accepted by 50% or less of the issued share capital of Jazztel on the final date of the period of acceptance of the Offer.

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(c)Rules applicable to the actions of the management body of the target company that may disrupt the Offer.

Rule 21 of the UK Takeover Code, which regulates the actions that may be taken by the target company that may frustrate the Offer, shall be applied to the Offer. As a general principle, Rule 21 of the UK Takeover Code determines that during the offer period or in circumstances wherein the Board of Directors of the target company has grounds to believe that a offer in good faith is imminent, the Board of Directors of the target company cannot, without the prior approval by the shareholders in a general shareholder’s meeting: (i) carry out any action that may result in the frustration of the offer or to deny the opportunity of the shareholders of voting on the merits of the offer, (ii) issue shares, options or convertible securities, (iii) sell or purchase assets, or oblige the company in a sale or purchase of assets of a material amount, or (iv) execute agreements outside of the normal course of business.

Exceptionally, when any of the actions mentioned are a result of a previous contractual obligation, or have been partly or fully implemented before the start of the offer period in question, the Board of Directors of the target company may request permission from the UK Takeover Panel to proceed without the approval of its shareholders.

(d)Information that should be made available to the employees of the target company

The UK Takeover Code requires that information and documents on the Offer are made available to the employees’ representatives within the target company, or, in case there are no such representatives, to the employees themselves, immediately after the Offer is announced. The UK Takeover Code does not give prior consultation rights to employees.

The UK Takeover Panel has confirmed that Rule 8 of the UK Takeover Code, which requires certain public disclosures of holdings and dealings in Jazztel securities during the course of the Offer, will not apply.

The rules to be applied to the Offer in that respect are those resulting from article 30.6 of Royal Decree 1362/2007, dated 19 October, that indicates that in case of a tender offer, there is an obligation to notify any stakes that reach or exceed 1% of the voting rights, as well as any operation of shareholders with a stake over 3% of the voting rights, as from the date of the prior announcement of the offer and until the settlement or termination of the offer.

2.3      Conditions of squeeze-outs

In accordance with Directive 2004/25/CE, the Member States must implement certain provisions in connection with takeover bids to introduce a squeeze-out right to allow the offeror to request to the remaining shareholders after a takeover bid the squeeze-out of their shares, and to those shareholders to request from the offeror the mandatory purchase of their shares. In other conditions, the Member States can continue applying the national rules they have in connection with squeeze-outs and mandatory purchases.

In application of those rules, article 47 of Royal Decree 1066/2007 includes squeeze-out rules applicable in the context of a takeover bid.

Also, Part 28, Sections 979-985 (inclusive) of the UK Companies Act 2006 outlines the rules implementing the system of squeeze-out of a company incorporated in England, such as in the case of Jazztel.

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In accordance with Directive 2004/25/CE, matters relating to the procedure of this Offer will be subject to Royal Decree 1066/2007, and Orange understands that article 60 quater of the Securities Market Law and article 47 of Royal Decree 1066/2007 will be applicable if the Offer is accepted by the shareholders who hold shares representing at least 90% of Jazztel voting share capital to which the Offer is addressed and, as a result of the Offer, Orange becomes on the date of settlement of the Offer the owner of Jazztel shares that represent at least 90% of Jazztel’s voting share capital.

Notwithstanding the foregoing, and to the extent that the UK corporate law establishes a set of procedures and protections to shareholders different to those set out in Royal Decree 1066/2007, Orange wants to ensure that the sell-out will be carried out, should it be the case, via the process that allows for the maximum possible guarantees for minority shareholders. Therefore, Orange intends to exercise the squeeze-out, if the conditions of squeeze-outs are fulfilled, through the procedure established in the UK Companies Act 2006, without prejudice to shareholders being able to require from Orange the mandatory purchase of shares under Article 47 of Royal Decree 1066/2007, and under the UK Companies Act 2006, in the terms set forth under Chapter III, Section 6.

Under the UK Companies Act 2006, if the Offeror were to acquire under the Offer not less than 90% in value of the shares to which the Offer relates and not less than 90% of the voting rights attached to the of the shares to which the Offer relates it could acquire compulsorily the outstanding shares not assented to the Offer provided that notice of such compulsory acquisition is served within three months of the last day on which its Offer can be accepted, at the price of the Offer. To this end, it is understood that, for the calculation of such percentages, the shares to which the Offer relates includes the shares included within the Irrevocable Agreements in Chapter I, Section 5.1.

In accordance with the provisions of Article 60 quater of the Securities Market Act and 47 of Royal Decree 1066/2007, if the Offer is accepted by shareholders representing at least 90% of Jazztel's voting rights to which the Offer relates and, as a result of the Offer, Orange held on the date of settlement of the Offer at least 90% of Jazztel's share capital with voting rights, Orange may require the forced sale of the remaining Jazztel shareholders at the Offer price. In any case, shareholders of Jazztel who reject the Offer may demand from the Offeror the mandatory purchase of the totality of their shares for said price.

To the extent that the Offer is addressed to 100% of the issued share capital of Jazztel on the last date of the acceptance period, and Orange does not own any shares of Jazztel, both criteria are identical.

Consequently, both under the UK Companies Act 2006 and under Article 47 of Royal Decree 1066/2007, if the Offer is accepted by holders representing at least 90% of the issued share capital of Jazztel on the final date of the acceptance period of the Offer, Orange may, after settlement of the Offer, require the forced sale of the remaining Jazztel shares, and any such shareholder may demand that Orange carry out the mandatory purchase of the totality of their shares, at the price of the Offer.

In case the conditions for the squeeze-out are fulfilled, Orange has the intention to exercise the squeeze out through the procedure set forth under the UK Companies Act 2006, that also gives shareholders a right to be bought out by Orange in case the conditions for the squeeze-out are fulfilled. The proceeding is set forth in Chapter III, Section 6, wherein the formalities to be followed in case of the mandatory purchase and sell-out are detailed.

Additionally, in case the conditions for the squeeze-out are fulfilled, the shareholders may require that Orange buy out their shares under Article 47 of the Royal Decree 1066/2007, within the terms that result from Chapter III, Section 6.

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2.4      Markets in which the Offer is made.

The shares of Jazztel are currently admitted to trading on the Spanish Stock Exchanges (Barcelona, Bilbao, Madrid and Valencia) through the Spanish Stock Markets Interconnection System (“SIBE”). They are represented by book entries[1] and the company responsible for keeping their accounting records is Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”) and its member entities. The shares of Jazztel are not listed in any other market, regulated or not, in a member state of the European Union or in any other country.

The Offer is made in the Spanish market and is addressed to all the shareholders of Jazztel, whatever their nationality or residence. In connection with the shareholders of Jazztel resident in the United States of America, please refer to the information included in Chapter V, Section 2.

2.5      Laws that will govern the contracts entered into by and between Orange and the shareholders of Jazztel as a consequence of the Offer. Competent courts.

Agreements entered into between Orange and the shareholders of Jazztel who accept the Offer shall be governed by Spanish law.

The competent jurisdiction for any issue arising in connection with the Offer shall be the courts and tribunals of Spain.

In the event that after the Offer there are any squeeze-out or sell-out operations, the provisions of Chapter I, Section 2.3 and Chapter III, Section 6 of this Prospectus shall apply.

3.        Information regarding jazztel.

3.1      Corporate and registered office.

Jazztel p.l.c., a company duly incorporated under the laws of England and Wales, with its registered address at 83 Victoria Street, London, SW1H 0HW, United Kingdom. Jazztel is registered with the Registrar of Companies in England and Wales, under number 3597184.

Jazztel’s bylaws are available to shareholders on their corporate website (http://invesores.bolsa/jazztel.com/home).

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3.2      Share capital. Voting rights. Other securities that may give the right to the acquisition or subscription of shares.

3.2.1      Jazztel’s share capital

Jazztel has 257,408,582 issued shares, of EUR 0,80 nominal value each share. All shares have identical political and voting rights and are fully subscribed.

Jazztel shares are admitted to official trading on the Spanish stock exchanges through SIBE, and are part of the IBEX35 index. Jazztel shares are represented by book entries[2], and the entity responsible for keeping the account records is Iberclear and its affiliates.

Jazztel does not have any other shares or instruments admitted to negotiation on any market.

On the final date of the acceptance period, and to the extent that all the beneficiaries of vested options under the 2013/2016 Option Plan have confirmed their intention to exercise them during the acceptance period, as explained in Section 3.2.3, Jazztel will have issued 676,250 shares, and the share capital will have 258,084,832 shares, of EUR 0,80 nominal value each share.

Additionally, as a consequence of the 2013/2016 Option Plan and the 2013/2018 Shares Plan, described in Section 3.2.3, Jazztel may issue a maximum of 5,660,000 shares, and therefore the maximum theoretical capital would be 263,744,832 shares of EUR 0,80 nominal value each share.

3.2.2      Voting rights attaching to the shares

For the purposes of determining which persons are entitled to attend or vote at a Shareholders’ meeting, and how many votes such persons may cast, Jazztel must specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting (article 46.3 of Jazztel’s articles of association).

Subject to the above, on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder (article 57.1 of Jazztel’s articles of association). The quorum required is of two members entitled to vote, present or represented.

Article 4.3 of the Shareholder's Meeting Regulation establishes that there are two principal types of resolutions, ordinary and special resolutions. Ordinary resolutions are required for general matters requiring shareholder approval, such as appointment of directors or the auditors, passed by a simple majority of shares. Special resolutions requiring shareholder approval are needed for matters of considerable importance, such as amendments to the articles of association or disapplication of pre-emption rights and, consequently, require a 75% majority.

In accordance to article 30 of the Shareholder's Meeting Regulation, in the case of an equality of votes, the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may be entitled to, in his capacity of shareholder or by means of powers of representation granted on his behalf.

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3.2.3      Other securities or instruments that may give the right to the acquisition or subscription of shares

Jazztel does not have any shares or instruments admitted to negotiation that may give the right to the acquisition or subscription of shares.

The only instruments that may give the right to the acquisition of shares of Jazztel are described below.

Jazztel, within the framework of its remuneration policy, has the Incentive Plans with the conditions that were made public through a relevant fact on 30 April 2015. Jazztel also published the resolutions of the Board of Directors regarding the applicability of the Incentive Plans within the scope of this Offer.

The information regarding the Incentive Plans is summarized as follows:

(a)Extraordinary Remuneration Plan 2013/2018 (the “2013/2018 Shares Plan”).

(i)The 2013/2018 Shares Plan was approved by the Board of Directors of Jazztel on 13 May 2013, proposed by the Appointment and Remuneration Committee, and ratified by the Shareholders’ Meeting of Jazztel on 13 June 2013. This Plan grants to its beneficiaries an extraordinary compensation consisting on the right to receive a certain number of shares of Jazztel within the term and under the conditions indicated therein. The beneficiaries are the Chief Executive Officer, Mr. José Miguel García Fernandez, the General Secretary, Mr. José Ortiz Martinez, and the members of the Management Committee of Jazz Telecom, S.A.U.
(ii)The maximum number of shares to be issued by Jazztel under this Plan is 3,285,000 shares.
(iii)The 2013/2018 Shares Plan has been allocated to the Chief Executive Officer, Mr. José Miguel García Fernandez (1,000,000 shares), the General Secretary, Mr. José Ortiz Martinez (350,000 shares), and the nine members of the Management Committee of Jazz Telecom, S.A.U. (in total, 1,935,000 shares).
All the beneficiaries of the 2013/2018 Shares Plan have entered into the agreements with Orange described in Chapter I, Section 5.1(b).
(iv)In case of change of control, defined as an acquisition by other individuals different from Mr. Leopoldo Fernández Pujals of a percentage higher than the percentage he owns, will be entitled to receive 100% of the indicated shares irrespective of the price of the shares at the date of the change of control within one month as from the date of the change of control.
In case of success of the Offer, there will be a change of control, but never before the prior announcement of the Offer, date in which the change of control will be confirmed, and, as a result, that the shares included on the 2013/2018 Shares Plan will not be issued prior to the end of the acceptance period of the Offer.
If the change of control does not take place, the beneficiaries will have the right to payment, as of March 15, 2018, of a variable percentage of the maximum number of shares, and the price of such payment will use as reference Jazztel’s trading price on those dates.

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(v)The delivery of the shares included on the 2013/2018 Shares Plan shall be made once the result of the Offer is announced, the change of control is confirmed and on a deadline not superior to thirty business days as of the date the result of the Offer is announced.
(vi)The shares under the 2013/2018 Shares Plan will not be part of the issued share capital of Jazztel on the final date of the period of acceptance, since change of control is required for its anticipated issuance. However, if under any circumstances those shares were to be issued before the final date of the period of acceptance, the Offer would be extended to them.
(vii)If the Offer is successful, Orange has the commitment to purchase shares to be issued under the 2013/2018 Shares Plan after the end of the acceptance period of the Offer, and the beneficiaries have committed to transfer such shares to Orange, at the Price of the Offer, in accordance with Chapter I, Section 5.1(b).

(b)Stock Options Plan 2013/2016 (the “2013/2016 Options Plan”).

(i)The 2013/2016 Options Plan was approved by the Board of Directors of Jazztel on 24 May 2012, proposed by the Appointment and Remuneration Committee, and ratified the Shareholders’ Meeting of Jazztel on 27 June 2012, and is designed to link and create loyalty to Jazztel among a group of employees, and includes the Chief Executive Officer, Mr. José Miguel García Fernandez, and the General Secretary, Mr. José Ortiz Martinez.

The 2013/2016 Options Plan consists of the delivery of options on Jazztel shares, free of charge, and each option grants entitlement to the purchase of a Jazztel share, at a price of EUR 4.33.

The beneficiaries can be the directors of Jazztel and any employee of the Jazztel group, who must keep their employment relationship or office to enjoy such status.
(ii)The 2013/2016 Options Plan extends to a maximum of 4,948,682 options, that may be executed until 20 May 2017. Each year, 25% of the options granted may be executed. The total number of options vested and to be vested on January 1 of the following years is the following:
Plan 2013/2016	total	José Miguel García	José Ortiz Martínez	rest of beneficiaries
# total shares of the plan	4,948,682	600,000	250,000	4,098,682
# options not executed[3]	3,051,250	600,000	250,000	2,201,250
# vested options	676,250	300,000	125,000	251,250
# options to be vested in 2016	1,187,500	150,000	62,500	975,000
# options to be vested in 2017	1,187,500	150,000	62,500	975,000
The Board of Directors of Jazztel has confirmed that new stock options will not be granted by the Company under the 2013/2016 Options Plan until the Offer has been concluded. If the Offer is successful, the Board of Directors will not grant more stock options of Jazztel until the members of the Board of Directors have reflected the current shareholders status after this Offer.
(iii)The beneficiaries may opt among the following ways of exercising the options: (1) purchasing all the shares and simultaneously selling the shares to the market which may be necessary to cover the price of the options and any taxes and expenses and maintain the rest of the shares; (2) purchasing the shares and keeping all of them, and the participant will incur the price and taxes and expenses of the options; and (3) simultaneously purchasing and selling to the market all of the shares and the balance resulting from subtracting the price of the options and any taxes and costs generated being deposited into an account designated by the participant.
(iv)To the extent that, for the purposes of the Offer it is essential to know Jazztel's issued share capital at the date of completion of the acceptance period, the Board of Directors of Jazztel has approved the following rules in connection with granting, vesting stock options and the issuance of shares under the 2013/2016 Option Plan:
(1)The Board of Directors of Jazztel has approved a closed term for exercise of stock options by the beneficiaries of the 2013/2016 Option Plan, which will be extended as from 9 May 2015 until fifteen business days after the announcement of the Offer’s result (the “Closed Term”).
(2)The Closed Term will have an exceptional term of ten consecutive days to concentrate all stock option exercises. This term will be during the first fifteen days of the acceptance period of the Offer, and the definitive announcement of this term will be made by the Board of Directors of Jazztel to the beneficiaries of the 2013/2016 Option Plan.
(3)The shares the beneficiaries of 2013/2016 Option Plan will be entitled to as a consequence of exercise of the stock options until the termination of the exceptional term of ten consecutive days above will be issued in a three business days term, as of the day following the termination of exceptional term of ten consecutive days, and Jazztel will announce the market the resulting corporate capital after the exercise of the stock options.
Based on the information provided to Orange by Jazztel, all the beneficiaries of vested options under the 2013/2016 Option Plan have confirmed their intention to exercise them during the acceptance period of the Offer.
(v)The 2013/2016 Options Plan does not include provisions for early settlement and vesting in case of change of control.
(vi)In the event that the squeeze-out conditions are met and Orange exercises the squeeze-out right, Orange has the intention to propose to the Board of Directors of Jazztel the approval of the resolutions required so that Orange directly or through Jazztel or any other company from Orange Group, will liquidate the unvested options on the date of the sell-out by paying to the Beneficiaries the difference between the Offer Price and the exercise price mentioned above.

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3.3      Structure of the Board of Directors and of the management and supervisory bodies of Jazztel.

Jazztel administration is performed by the Board of Directors and its Committees, which also exercise general supervision duties, as part of the powers granted by the articles of association, the Regulations of the Board of Directors and the UK Companies Act 2006.

Article 69 of the Jazztel’s articles of association established that Directors shall not be less than 5 nor more than 12 in number and shall be natural persons save that Jazztel may by ordinary resolution from time to time vary the minimum number and/or maximum number of Directors. The Jazztel’s Board of Directors is currently composed of 8 members.

Pursuant to article 79 of Jazztel’s articles of association, each Director shall retire at the Annual General Meeting held in the third calendar year following the year in which he was elected or re-elected. As such, each Director (other than the Chairman and any director holding an executive office) shall retire at each Annual General Meeting following the ninth anniversary of the date on which he was elected. Directors dismissed may be elected or re-elected.

According with article 99 of Jazztel’s articles of association and article 12 of the Regulations of the Board of Directors, Jazztel has appointed the following advisory Committees: (i) Audit Committee, (ii) Appointment and Remuneration Committee, and (iii) Technology Committee. These bodies are made up entirely of independent directors, except for the Technology Committee, which consists of one executive director and two independent directors.

According to article 100 of Jazztel’s articles of association, as long as Jazztel’s shares are admitted to trading on the Spanish Stock Exchanges through the SIBE, and provided that the Spanish legislation in force does not rule otherwise, the Board of Directors shall create, appoint and maintain an Audit Committee structured by no less than three and no more than five members, which majority must be constituted by members and not executives of the Board of Directors and whereat at least one director shall be independent and appointed based on his knowledge and expertise on accounting and or audit matters.

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3.3.1      Board of Directors

The composition of the Jazztel’s Board of Directors, indicating the shareholder represented by each member, if applicable, and the number of Jazztel shares which they own, are given in the following table:

Directors	Position	Nature	Nominating Shareholder	No. of Shares	% share capital[4]
Leopoldo Fernández Pujals [5]	Chairman	Shareholder representative	Leopoldo Fernández Pujals	37,134,829	14.426%
José Miguel García Fernández[6]	CEO	Executive Director	----	543,852	0.211%
José Ortiz Martínez[7]	Secretary Director	Shareholder representative	Leopoldo Fernández Pujals	102,855	0.040%
José Luis Díez García	Director	Independent	----	38,408	0.015%
María Luisa Jordá Castro	Director	Independent	----	17,998	0.007%
Pedro Ángel Navarro Martínez	Director	Independent	----	62,890	0.024%
María Antonia Otero Quintás	Director	Independent	----	25,827	0.010%
Mireia Pérez Sales	Director	Independent	----	27,895	0.011%

3.3.2      Committees established by the Board of Directors

The Board committees and their composition are the following:

Technology Committee
María Antonia Otero Quintás	President	Independent
Mireia Pérez Sales	Vocal	Independent
José Miguel García Fernández	Vocal	Executive
Audit Committee
María Luisa Jordá Castro	President	Independent
José Luis Díez García	Vocal	Independent
Mireia Pérez Sales	Vocal	Independent
Appointment and Retribution Committee
Pedro Ángel Navarro Martínez	President	Independent
Mireia Pérez Sales	Vocal	Independent
María Antonia Otero Quintás	Vocal	Independent

All the information on the composition, organization, and functions of the Jazztel Board of Directors and its Committees can be found on the Jazztel’s bylaws and internal regulations, which are included in the section “Corporate Governance” of Jazztel’s website (http://inversores.bolsa.jazztel.com/home).

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3.4      Shareholding structure of Jazztel.

According to the information of Orange and the public information available on 18 May 2015, the ownership structure of Jazztel is the following:

Shareholder	shares	% share capital
Leopoldo Fernandez Pujals	37,134,829	14.426%
Jose Miguel Garcia Fernandez	543,852	0.211%
Jose Ortiz Martinez	102,855	0.040%
Other Directors	173,018	0.067%
AQR Capital Management LLC	7,966,001	3.095%
Credit Suisse Group AG	21,437,875	8.328%
DNCA Finance SA	13,002,600	5.051%
Morgan Stanley	8,655,706	3.363%
Free float	168,391,846	65.418%
Total	257,408,582	100.00%

Once the beneficiaries of the vested options under the 2013/2016 Options Plan exercise them before the completion of the acceptance period, the ownership structure of Jazztel will be the following:

Shareholders	shares	% share capital[8]
Leopoldo Fernandez Pujals	37,134,829	14.389%
Jose Miguel Garcia Fernandez	843,852	0.327%
Jose Ortiz Martinez	227,855	0.088%
Other Directors	173,018	0.067%
AQR Capital Management LLC	7,966,001	3.087%
Credit Suisse Group AG	21,437,875	8.307%
DNCA Finance SA	13,002,600	5.038%
Morgan Stanley	8,655,706	3.354%
Free float	168,643,096	65.344%
Total	258,084,832	100.00%

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The following chart indicates the structure of the shareholding that results from the maximum theoretical capital mentioned in Chapter I, Section 3.2.1, that includes the total number of shares that might be issued by Jazztel under the existing Incentive Plans detailed in Chapter I, Section 3.2.3:

Shareholders	total shares	% share capital[9]
Leopoldo Fernández Pujals	37,134,829	14.080%
José Miguel Garcia Fernández	2,143,852	0.813%
José Ortiz Martínez	702,855	0.266%
Other Directors	173,018	0.066%
AQR Capital Management LLC	7,966,001	3.020%
Credit Suisse Group AG	21,437,875	8.128%
DNCA Finance SA	13,002,600	4.930%
Morgan Stanley	8,655,706	3.282%
Free float	172,528,096	65.415%
Total	263,744,832	100.00%

Orange is not aware of the existence of any shareholders agreement under article 530 of the Spanish Corporate Law executed between Jazztel’s shareholders, or in any other way any concerted action as regards article 5 of Royal Decree 1066/2007.

In consequence, according to the information available and given the structure of the shareholding and the governing bodies of Jazztel, no natural or legal person has control over Jazztel for purposes of Royal Decree 1066/2007.

The complete list of Jazztel shareholders, according to the stock registry, includes (i) BT Globenet Nominees Limited (“BT Globenet”), owner of 257,200,989 shares, representing 99,92% of the share capital, (ii) Banca del Gottardo (25,574 shares, 0.01% of the share capital), (iii) Bank of New York (178,047 shares, 0.07% of the share capital), (iv) Banque SCS Alliance SA (3,970 shares, 0.00% of the share capital), (v) Prepsa Traders (1 share), and (vi) Antonio García Martínez (1 share).

BT Globenet is the owner of Jazztel shares indicated above, but the ultimate owners of such shares who own them in the book-entries of Iberclear through financial entities participating in Iberclear are the ones that appear in the previous charts. BT Globenet is the registered owner of the shares, as a global depositary for Euroclear. Iberclear participates in Euroclear through one account in Euroclear in the name of Banco Santander, that acts as coordinating entity (entidad de enlace) for all the shares registered in Iberclear[10]. With respect to the shares in book entry form not registered in Iberclear, but in Euroclear, Clearstream or other negotiation platforms, references to Iberclear in this Prospectus shall be deemed to be made to the applicable negotiation platform.

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BT Globenet is the registered owner of the shares, but it shall act, solely and exclusively, in line with instructions received from the ultimate owners and no other action is authorized to be performed with respect to the shares without express instructions from them.

Prepsa Traders is the direct owner of the participation of Mr. Leopoldo Francisco Fernández Pujals in Jazztel (37,126,096 shares, representing 14.423% of the share capital, including the share indicated), and Mr. Antonio García Martínez is the legal director of Jazztel.

Banca del Gottardo, Bank of New York and Banque SCS Alliance SA are shareholders independent from Orange. Their shares, together with the shares by Prepsa Traders and Mr. Antonio García Martínez, are not in book-entry form. They will be entitled to accept the offer in the terms set forth in Chapter II, Section 2.2.

3.5      Limitations upon the right to vote and restrictions upon access to the Board of Directors established in the articles of association.

However, under article 67.1 of Jazztel's articles of association, and unless the directors resolve otherwise, no shareholder shall be entitled in respect of any share held by him to vote either personally or by proxy or to exercise any other right conferred by membership in relation to General Meetings if any call or other sum due from him to Jazztel in respect of that share remains unpaid.

Likewise, article 67.2 of Jazztel's articles of association establishes that if any shareholder, or any other person interested in shares (according to concept provided in Part 22 of the UK Companies Act 2006) held by such shareholder, has been duly served with a notice under Section 793 of the UK Companies Act 2006 and is in default for a period of 14 days in supplying to Jazztel the information required by that notice, then the shareholder shall not (for so long as the default continues and unless the Board decides otherwise) attend or vote either personally or by proxy at a General Meeting or to exercise any other right conferred by membership in relation to General Meetings, nor shall any transferee to whom any of such shares are transferred be entitled to.

Jazztel’s articles of association do not include access restrictions to the Board of Directors and its Committees

3.6      Resolutions regarding the application of neutralization measures.

Jazztel has not reached an agreement regarding the applicability of neutralization measures and compensation established in articles 60 the of the Securities Market Law and 29 of Royal Decree 1066/2007 as Jazztel corporate provisions do not include preventive measures against public takeovers related to the referred articles.

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4.        Information regarding orange and its group.

4.1      Legal personality, corporate and trade name, registered office, address, date of incorporation, length of life and corporate purpose.

The Offeror is Orange SA, a société anonyme incorporated and existing under the laws of France, having its registered office at 78 rue Olivier de Serres, 75015 Paris, France, registered with the Paris trade and company register under number 380 129 866. The Prospectus includes as Annex 2 a K-bis extract to confirm the incorporation and existence of Orange, and a copy of the current articles of association of Orange, duly certified by the Secretary of the Board of Directors of Orange, both documents duly legalized and apostilled, as well as a Spanish sworn translation of said documents.

The company was incorporated on 31 December 1996 for a 99 year term.

In accordance to the French Postal & Electronic Communications Code (Code des postes telecommunications), Orange’s corporate purpose, in France and abroad, is:

-to ensure all electronic communication services in domestic and international relations;

-to guarantee public service activities and, in particular, facilitate, where applicable, the universal telecommunications service and mandatory services;

-to establish, develop and operate all electronic communications networks open to the public necessary for the provision of such services and to ensure the interconnection with other French and foreign networks open to the French public and from other countries;

-to facilitate the remaining services, facilities, terminal equipment and electronic communications networks, and to establish and operate all networks distributing audiovisual services, especially radio, television or multimedia broadcasting services;

-to set up, acquire, rent or operate all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

-to follow, acquire, operate or transfer all processes and patents concerning the activities related to any of the purposes defined above;

-participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

-more generally, carry out all industrial, commercial, financial, secured or real estate transactions, that may be related directly or indirectly, in whole or in part, to any of the aforementioned purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

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4.2      Composition of share capital of Orange.

The share capital of Orange is EUR 10,595,541,532. It is divided into 2,648,885,383 fully-paid shares with a nominal value of four euros each. Orange is listed on Euronext Paris (XPAR:ORA) and on the New York Stock Exchange (NYSE:ORAN), and forms part of the CAC40 and stoxx 600 telecommunications (.SXKP) indexes.

The general principle under French law is that shares must be registered on a book-entry registration of shares, and each shareholder must be registered on the book-entry registration of shares. Shareholders who fall within this provision are considered fully registered shareholders.

Regarding listed companies, and in order to facilitate the transfer of shares, there are bearer shares which are registered through depositary companies participants on Euroclear France, central securities depository of Orange. The ownership of the bearer shares does not require individual registration on the book-entry registration of the company’s shares, which are represented by means of book entries on the bank responsible for keeping such shares.

In principle, the issuer of the shares is unaware of who the owner of the bearer shares is, although there is a special procedure that allows the owner of the bearer shares to inform the issuer, through depository companies, of his ownership of such shares, in case it is not included on the book-entry registration of shares. Shareholders who fall within this circumstance are considered administratively registered shareholders.

As for the shareholders mentioned below, the State of France is considered administratively registered shareholder and Bpifrance Participations is a fully registered shareholder. The employees savings plan is fully registered shareholder, and there are both fully and administratively registered employees. However, in its majority, the shareholder structure is composed by non registered bearer shares.

Each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the articles of association. Orange’s articles of association do not provide for double voting rights. However, in accordance with French law n°2014-384 of 29 March 2014, as of 3 April 2016, each Orange fully or administratively registered shareholder owning shares for at least two years shall be entitled to double voting rights.

The shareholders of Orange, as detailed below, do not have different voting rights than other shareholders, and in particular, do not currently have shares with double voting rights. Nevertheless, as of 3 April 2016, provided that Orange’s leading shareholders maintain their participation, they will be entitled to double voting rights, as long as they maintain their shares as fully or administratively registered shareholders.

Nowadays, and to the extent that all shareholders may become fully or administratively registered shareholders, and cease to be so, there is no way to estimate the percentage of voting rights that may be held by the State of France. Notwithstanding the above, in case any shareholder, including the State of France, reaches a percentage of 30% or more of the voting rights of Orange, by means of the double voting instrument, a mandatory tender offer over 100% of the share capital would be required.

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As a general matter, shareholders will have to check whether or not the application of the double voting rights as from 3 April 2016 would lead them to cross up the 30% voting rights threshold that triggers the launch of a mandatory offer on Orange. Practically, concerned shareholders may decide to reduce their shareholding or have all or part of their shares held in bearer form (single voting right per share) so that, even with double voting rights on all or part of their shares, they would remain below the 30% voting rights threshold. To the extent it were to happen a mandatory tender offer on Orange, and if Jazztel continues as a listed company, there would be an obligation to launch a new offer over Jazztel, under the terms set forth in article 7 of Royal Decree 1066/2007.

On 3 March 2003, Orange issued perpetual subordinated bonds convertible in shares. The bonds are listed on Euronext Paris, and since 1 January 2010 have an interest rate equal to 3-month EURIBOR plus a margin of 2.5%. The bonds are convertible into ordinary shares of Orange, at any time upon request by the owners of the bonds and, under certain circumstances, upon Orange’s request based on a ratio of 582,5561 shares to one bond or 469,4527 to one bond, depending on the tranches, and are fully described in Note 10.3 of the consolidated financial statements attached as Annex 5. The par value of the bonds on December 31, 2014 is of 1.46 billion Euros, and, in case of conversion of such bonds, equivalent to 2.15% of the corporate capital. The bonds are classified as hybrid instruments.

Furthermore, Orange issued options through plans of options approved by the company’s Board of Directors on 26 October 2005 (Plan 2005), 8 March 2006 (Plan 2006) and 21 May 2007 (Plan 2007). As of this day, the number of Orange’s shares which may be issued pursuant to these options plans is 19,411,187 shares, which, if issued, would be equivalent to 0,71% of the corporate capital.

Except for perpetual subordinated and convertible bonds and options plans, there are no other values or instruments, listed or not listed, that may grant access to Orange’s share capital.

4.3      Structure of the Board of Directors and of the management and supervisory bodies of Orange.

4.3.1      Board of Directors

Pursuant to Article 13 of the articles of association, the Board of Directors consists of a minimum of 12 and a maximum of 22 members, with members representing the employees (a minimum of 3) and one member representing the employee shareholders. The term of office for directors is four years.

Pursuant to the French Ordinance no. 2014-948 of 20 August 2014 relative to the governance and transactions on capital within companies having a public participation, the Board of Directors also has directors representing the State of France, in proportion to its participation in the share capital of Orange, and that are appointed by Government decree.

Orange’s Board of Directors comprises 15 members: the Chairman, three directors representing the State of France, three directors elected by the employees, one director representing employee shareholders and seven independent directors. Members of the Board of Directors, their respective representation, and shares of Orange which they own, are indicated on the following chart:

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Directors	Position	Shares
Stéphane Richard	Chairman and Chief Executive Officer, Executive Director	58,266
Bernard Dufau	Independent Director	6,692
José-Luis Durán	Independent Director	1,000
Charles-Henri Filippi	Independent Director	10,001
Claudie Haigneré	Independent Director	1,000
Helle Kristoffersen	Independent Director	1,747
Jean-Michel Severino	Independent Director	1,000
Mouna Sepehri	Independent Director	0
Antoine Saintoyant	Director representing the State of France[11]	0
Henri Serres	Director representing the State of France	2,728
Bpifrance Participations[12]	Director representing the State of France	307,197,309
Daniel Bertho	Director appointed by the employees	282
Ghislaine Coinaud	Director appointed by the employees	80
Daniel Guillot	Director appointed by the employees	475
Jean-Luc Burgain	Director appointed by the employees	5,275

A representative of the Orange Central Works Council attends meetings of the Board of Directors.

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4.3.2      Executive Committee

Under the authority of the Chairman and Chief Executive Officer, the Executive Committee is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, labour relations and technical objectives, as well as of those relating to the allocation of financial resources.

Stéphane Richard	Chairman and Chief Executive Officer
Gervais Pellissier	Chief Executive Officer Delegate - United Kingdom JV and operations in Europe (excluding France)
Delphine Ernotte Cunci	Deputy Chief Executive Officer - Orange France
Ramon Fernandez	Deputy Chief Executive Officer - Chief Financial and Strategy Officer
Pierre Louette	Deputy Chief Executive Officer - General Secretariat, France Carriers, Sourcing and Supply Chain
Bruno Mettling	Deputy Chief Executive Officer - Human Resources and Internal Communication
Laurent Paillassot	Deputy Chief Executive Officer - Customer Experience and Mobile Banking
Christine Albanel	Senior Executive Vice-President - CSR, Events, Partnerships and Philanthropy
Thierry Bonhomme	Senior Executive Vice-President - Orange Business Services
Mari-Noëlle Jégo-Laveissière	Senior Executive Vice-President - Innovation, Marketing and Technology
Béatrice Mandine	Senior Executive Vice-President - Communication and Branding
Marc Rennard	Senior Executive Vice-President - Operations in Africa, the Middle East and Asia (AMEA)

4.3.3      Composition of Board committees

Audit Committee
Bernard Dufau	Independent Director	Chairman
Jean-Luc Burgain	Director representing shareholders employees	Ordinary
Ghislaine Coinaud	Director appointed by employees	Ordinary
José-Luis Durán	Independent Director	Ordinary
Antoine Saintoyant	Director representing the State of France	Ordinary
Jean-Michel Severino	Independent Director	Ordinary
Corporate Governance and Social and Environmental Committee
Mouna Sepehri	Independent Director	Chairman
Daniel Guillot	Director appointed by employees	Ordinary
Henri Serres	Director representing the State of France	Ordinary
Charles-Henri Filippi	Independent Director	Ordinary
Technology and Innovation Committee
Helle Kristoffersen	Independent Director	Chairman
Daniel Bertho	Director appointed by employees	Ordinary
Claudie Haigneré	Independent Director	Ordinary
Bpifrance Participations	Director representing the State of France	Ordinary

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4.4      Main shareholders of Orange

As of 30 April 2015, the composition of the share capital of Orange is the following:

Shareholder	Total of shares	% share capital
State of France	356,194,433	13.45%
Bpifrance Participations	307,197,309	11.60%
Total State of France	663,391,742	25.04%
Group Employees[13]	130,849,208	4.94%
Treasury shares	36,237	0.00%
Free Float	1,854,608,196	70.01%
TOTAL	2,648,885,383	100,00%

On such date, and other than as results from the chart above, Orange has not received any notification of any shareholder reaching a stake higher than 5%.

The State of France holds directly and indirectly 663,391,742 shares, representing 25.04% of Orange’s share capital, as detailed above, and holds the total share capital of Bpifrance Participations.

Also, the State of France has three representatives in the Board of Directors out of a total of 15 members.

Even if the State of France is not legally controlling as per the terms of the corporate, accounting, capital markets French laws, it could in practice, given the low attendance rate at Shareholders’ Meetings and the absence of other major shareholder blocks, determine the outcome of shareholder votes on issues that require a simple majority. However, neither the State of France, the French government or any entity in the French public sector has any golden share or analogous right, with the only exception of having the right to have representation at the Board of Directors of Orange pro-rata to its participation in the share capital of Orange, with at least two members while there are no more than ten directors.

The influence of the State of France on the Shareholders Meetings or of the Board of Directors would not prevent any agreement from being approved by the general meeting of shareholders despite that the State of France on the Shareholders Meeting, or its representatives on the Board of Directors, would vote against itself or, accordingly, that a proposal from the State of France would not be approved if the majority of shareholders or directors, as the case may be, vote against it.

There are no matters that by force of corporate provisions or of the law, discussed on a Shareholders or Board of Directors meeting, would require approval by the State of France or directors appointed by the State of France, nor does the State of France hold special prerogatives over any subject. Particularly, the State of France has no right to appoint to the Chairman or the General Director of Orange.

Furthermore, there are no restrictions to the acquisition or sale by private investors of Orange’s shares, or to the percentage that might be owned by private investors. Nevertheless, there is a statutory obligation to inform to Orange of the acquisition or sale of a 0.5% interest and successive multiples, and upon violation of such obligation, the suspension of political rights shall be applied if other shareholders so request.

The participation of the State of France in Orange shall have no influence over Jazztel. There are no restrictions or special rules that may limit the management of Jazztel as an affiliate of Orange, nor that would imply any restriction or prerogative to Jazztel under such condition.

Excluding the State of France, directly or through Bpifrance Participations, no individual or legal entity, directly or indirectly, alone, jointly or in concert, exercises or can exercise control over Orange.

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4.5      Identity of the individuals or legal entities acting in concert with Orange.

Orange does not act in concert with any person or entity.

4.6      Limitations upon the right to vote and restrictions upon access to the Board of Directors established in the articles of association.

Each director appointed by the Shareholders Meeting must own at least 1,000 shares within the six months following the appointment, except for the director who represents shareholders employees, in accordance to the law. Nevertheless, directors representing the State of France and directors appointed by employees are not required to own shares of Orange.

4.7      Resolutions regarding the application of neutralization or comparable measures.

Orange has not reached an agreement regarding the applicability of neutralization measures and compensation established in articles 60 of the Securities Market Law and 29 of Royal Decree 1066/2007 or equivalents, as Orange corporate provisions do not include preventive measures against public takeovers related to the referred articles.

4.8      Entities belonging to the Orange group.

Orange is the parent company of the Orange Group. The chart below shows the main operating subsidiaries and investments of Orange as of 31 December 2014.

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Orange SA
France
Orange Caraibe(1) 100%
Orange Réunion (1) 100%
Spain
Orange Espagne(1) 100%
Poland
Orange Polska(1) 50,7%
United Kingdom
EE 50%
Rest of the world
Mobistar 52,9%
ECMS and susbidiaries 93,9%
Orange Romania (1) 97,7%
Orange Slovensko(1) 100%
Sonatel Mobiles(1)(2) Sonatel's subsidiary 42,3% 100%
Orange Côte d'Ivoire (1) 85%
Orange Cameroun (1) 94,4%
Orange Mali (1)(2) Sonatel's subsidiary 29,7% 70%
Mobilecom(1) 51% 100%
Jordan Telecom(1) 51%
Sonatel(1)(2) 42,3%
Orange Moldavia (1) 94,3% 94,4%
Côte d'Ivoire Telecom(2) 45,9% 51%
Orange Guinée (1) 37,8% 89,4%
Orange Botswana(1) 73,7%
Telkom Kenya (1)(2) 70%
Orange Communications Luxembourg(1) Mobistar's subsidiary 52,9% 100%
Orange Niger (1) 80%
Orange Madagascar(1) 71,8% 97,6%
Orange RDC(1) 100,0%
Orange Arménia(1)(2) 100,00%
Orange Bissau(1)(2) 38,1% 90%
Orange Centrafrique(1) 100,0%
Orange Tunisie (1) 49%
Medi Telecom 40%
Korek Telecom 20,2%
Enterprise
Orange Business Services Participations and subsidiaries(1) 100%
GlobeCast and subsidiaries 100%
Network Related Services and subsidiaries (1) 100%
International Carriers & Shared Services
FT Marine and subsidiaries 100%
Orange Brand Services(1) 100%
Orange Studio and subsidiaries(1) 100%
Dailymotion 100%
FT IMMO H and subsidiaries 100%
OCS(1) 66,70%

(1) Company operating under the Orange brand.

(2) Orange controls the Strategy Committee, which makes recommendations to the Board of Directors.

No relevant changes to the structure of the Orange Group were made since 31 December 2014.

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5.        Agreements regarding the Offer and Jazztel.

5.1      Agreements of any kind between Orange and the shareholders and members of the Board of Directors and of the management and supervisory bodies of Jazztel, and benefits reserved for such members by Orange.

With the exception of those indicated in this Section 5.1, there are no other contracts, agreements or arrangements of any kind, oral or written, between, on the one hand, Orange and, on the other hand, Jazztel, shareholders and/or members of the governing bodies of Jazztel and/or companies belonging to the Jazztel group. None of them creates a concerted action for the purposes of article 5 of Royal Decree 1066/2007.

There are no specific benefits offered by Orange to members of the management bodies of Jazztel.

Orange has signed the following agreements:

(a)Irrevocable Agreements

On 15 September 2014, Orange and certain shareholders of Jazztel, being each of Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez, entered into irrevocable undertaking agreements related to the acquisition and transfer of such shareholders’ direct and indirect participation in Jazztel under the Offer. In total, they own 37,781,536 shares, representing 14.678% of the issued share capital of Jazztel.

Shareholders	Shares	% share capital
Total Leopoldo Fernández Pujals	37,134,829	14.426%
José Miguel García Fernández	543,852	0.211%
José Ortiz Martínez	102,855	0.040%
Total Irrevocables	37,781,536	14.678%

Assuming that Mr. José Miguel García Fernández and Mr. José Ortiz Martínez were to exercise their vested options under the 2013/2016 Options Plan, before the end of the acceptance period of the Offer, as they have confirmed to Jazztel, the total number of shares affected by the irrevocable undertaking agreements entered into by Orange and Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez, will be 38,206,536 shares, that would represent 14.804% of the share capital of Jazztel:

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Shareholder	Existing shares	New shares	total	% share capital [14]
Total Leopoldo Fernández Pujals	37,134,829	0	37,134,829	14.389%
José Miguel García Fernández	543,852	300,000	843,852	0.327%
José Ortiz Martínez	102,855	125,000	227,855	0.088%
Total Irrevocables	37,781,536	425,000	38,206,536	14.804%

The essential terms and conditions of the Irrevocable Agreements are the following:

(i)Orange has undertaken to launch the Offer in the terms set out in this Prospectus.
(ii)Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez have irrevocably undertaken the commitment to accept the Offer with respect to all its direct and indirect participation in Jazztel. Such undertaking will be maintained in the event of competing offers, provided that Orange decides to change its Offer in order to exceed the price of such offers.
(iii)Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez shall exercise the votes attached to their shares for the purposes of allowing and assisting the implementation of the Offer and any transactions related to the Offer and to exercise such votes against resolutions which, if passed, might result in any condition of the Offer not being fulfilled or which might impede or frustrate the Offer in any way.
(iv)Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez have undertaken not to deal in shares of Jazztel, and, in particular, not to sell, transfer, swap or otherwise dispose of any of the shares or the voting rights inherent to them, nor create any charges, pledges, liens or encumbrances, nor grant any option or other right over or otherwise deal with (directly or indirectly and whether beneficially, legally or otherwise) any of the shares or any interest in them, except as pursuant to the Offer.
(v)Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez have undertaken, to the extent legally possible, and subject to their obligations as directors, to resign as directors of Jazztel within three days following the settlement of the Offer.

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(vi)Without prejudice to any other rights that each party may hold, in the case of a breach by either party of any of its obligations under this agreement, the other shall have the right to demand the specific compliance of said obligations, as well as to take interim measures in that respect, without the need to prove the damages arising from such breach and demand the payment of the indemnification pursuant to the damages caused. The acquisition of the totality of Mr. Leopoldo Francisco Fernández Pujal’s, Mr. José Miguel García Fernández’s and Mr. José Ortiz Martínez’s shares is essential to Orange.

For the avoidance of doubt, in the event that the condition relating to the minimum number of acceptances under the Offer is not met, and Orange does not waive it, there will be no transfer of shares of Jazztel will be done under the Irrevocable Agreements.

Copies of the Irrevocable Agreements are attached to this Prospectus as Annex 3, as well as a sworn translation of said documents.

(b)Agreements with the beneficiaries of 2013/2018 Shares Plan

Orange and the totality of the beneficiaries of the 2013/2018 Shares Plan, i.e. Mr. José Miguel García Fernández, Mr. José Ortiz Martínez, Mr. Antonio García Martínez, Mr. Ramón Quintero Martín, Mr. Pablo López Yepes, Mr. Pablo Carrillo Rodríguez, Mr. Óscar Caballero de la Sen, Mr. Luis Suñer Fernández-Cela, Mr. Luis del Pozo Rivas, Ms. Beatriz Valverde García, and Mr. Vicente Casciaro (collectively, the beneficiaries of the 2013/2018 Plan) have entered into irrevocable commitments dated 30 April 2015 in connection with the acquisition of the shares resulting from 2013/2018 Shares Plan, i.e., 3,285,000 shares, for the same price of the Offer, subject to the change of control of Jazztel as a consequence of the Offer and to the issuance of shares by the Board of Directors of Jazztel.

To the extent that the change of control cannot be verified until the announcement of the Offer’s result, these shares will be acquired after the conclusion of the Offer, within 3 days after the issuance of these shares by Jazztel. For the avoidance of doubt, if the Offer is unsuccessful, there will be no transfer of shares of Jazztel as per these irrevocable agreements.

(c)Non Disclosure Agreement

On 13 September 2014, at the beginning of the conversations initiated by Orange with Mr. Leopoldo Francisco Fernández Pujals in order to evaluate the possibility of an agreement that would allow for the realization of the present Offer, and which led to the execution of the Irrevocable Agreements on the next day, Orange requested to carry out a limited due diligence of certain information of Jazztel. To this effect, on 14 September 2014 Orange and Jazztel entered into a Non Disclosure Agreement (the “Non-Disclosure Agreement” or “NDA”), by virtue of which the parties agreed to protect the confidentiality of any information exchanged between the parties. The essential terms of the NDA are the following:

(i)The parties agreed to keep and hold the information confidential and to cause its representatives to keep and hold such confidential information confidential.

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(ii)Each party agreed not to use the confidential information for any other purpose than for consideration, evaluation, negotiation and completion of the proposed transaction and to establish a team composed of limited staff in order to receive competitively sensitive information.
(iii)The confidential information shall be destroyed within 7 business days from the date of receipt of a written demand from the disclosing party.
(iv)Each party hereto shall not, and shall cause its affiliates and its and their respective employees, directors or officers not to, without the prior written consent of the other party and for a period of 2 years, solicit or make any offer of employment to any person who is an employee, director or officer of that other party or any of its affiliates, and
(v)The NDA shall remain in full force and effect until the earlier of (i) the date upon which Orange completes the implementation of the Offer, or (ii) the end of a period of 2 years.

Orange declares that the NDA does not contain information that would affect or impact the analysis of the Offer.

(d)Mobile Virtual Operator Agreement

Orange Spain, a wholly-owned subsidiary of Orange, and Jazztel, through its subsidiary Jazz Telecom S.A., entered into a Mobile Virtual Operator Agreement on 31 January 2008, under which Jazztel provides mobile services to its clients under the mobile network of Orange. On an annual basis, Orange Spain and Jazztel adjust the prices applicable to the traffic of voice and data, and so they did on 1 April 2009, March 2010, 10 February 2011, July 2012 and 26 September 2013. On 1 December 2014, Orange Spain and Jazztel, through its subsidiary Jazz Telecom S.A., agreed the price for the traffic of voice and data for 2015. This is an operative contract, in the ordinary course of business of providing telecom services by Orange Spain and Jazztel, not conditioned or related in any way with the Offer.

5.2      Members simultaneously serving on the Board of Directors and on the management and supervisory bodies of Jazztel and of Orange.

There are no members of the Board of Directors, the management board or the supervisory board of Jazztel, or any companies within its group, that are also members of the governing bodies of Orange, or any other companies within its group.

5.3      Shares of Orange and other securities that may give the right to the acquisition or subscription held by Jazztel.

Jazztel is not, directly or indirectly, a holder of Orange shares or any other Orange securities or instruments that might confer the right to the acquisition or subscription of such shares, directly or indirectly, to the best knowledge of Orange and after the appropriate verifications.

None of the shareholders of Jazztel referred to this Section 5 are not holders, directly or indirectly, of Orange shares or other securities or instruments that might confer the right to the acquisition or subscription of such shares, other than Mr Oscar Caballero de la Sen, owner of 781 shares of Orange.

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6.        Securities of jazztel held by orange.

Orange, the companies belonging to its group, its directors, the directors of the controlled companies belonging to its group, the state of France, and other persons acting for the account of or in concert with Orange, do not hold, directly or indirectly, any shares or securities in Jazztel or other securities or instruments of Jazztel that might confer the right to the acquisition of subscription of such shares.

Jazztel has no treasury stock, according to the Annual Corporate Governance Report the financial statements of Jazztel, and the information provided by Jazztel.

7.        Transactions in securities of the Target Company.

Except for the Irrevocable Agreements and the Agreements with the beneficiaries of the 2013/2018 Plan, Orange, the companies belonging to its group, the persons acting in concert with Orange, its directors, and the directors of the controlled companies belonging to its group have not carried out any transactions in respect of Jazztel securities between 16 September 2013 (that is, within the period including the twelve months preceding the prior announcement of the Offer) and the date of the present Prospectus.

Orange does not act in concert with any individual or entity.

Orange will not acquire shares of Jazztel out of the process of the Offer before the publication of its result.

Jazztel has not carried out any treasury stock transaction according to the information provided by Jazztel.

8.        Activities and economic-financial position of Orange.

Orange is a telecommunications operator. The information about its activity is in Chapter I, Section 4.1.

(a)Individual financial information

The main financial highlights taken from the individual annual statements for the fiscal year ended on 31 December 2014 are detailed below, in millions of Euros[15]. Historical figures for the financial year ended 31 December 2013 are being included for comparative purposes:

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ORANGE INDIVIDUAL	31/12/2014	31/12/2013
Revenue	23,673	24,550
Profit/loss for the year	1,742	1,514
Total Assets	95,017	90,387
Total Equity[16]	32,678	32,738
Net Financial Debt	23,839	26,419

A copy of the individual audited financial statements of Orange at 31 December 2014 and the related audit report with unqualified opinion are attached to this Prospectus as Annex 4, as well as a translation into Spanish.

(b)Consolidated financial information

The main financial highlights taken from the consolidated annual statements for the fiscal year ended on 31 December 2014 are detailed below, in millions of Euros[17]. Historical figures for the financial year ended 31 December 2013 are being included for comparative purposes:

ORANGE CONSOLIDATED	31/12/2014	31/12/2013
Revenue	39,445	40,981
Reported EBITDA[18]	11,112	12,235
Net income after tax	1,225	2,133
Total Assets	88,404	85,833
Total Equity	31,701	26,334
Net Financial Debt[19]	26,090	30,726

A copy of the consolidated financial statements of Orange at 31 December 2014 and the related audit report with unqualified opinion are attached to this Prospectus as Annex 5, as well as a translation into Spanish.

(c)Intermediary Financial Information

On 28 April 2015, Orange has announced certain financial information, on a non-audited and consolidated basis, in connection with the period ending on March 31, 2015, detailed below, in millions of Euros. The amounts on December 31, 2014 follow as reference, and correspond to a twelve month period, while the results of the first quarter of 2015 correspond to a 3 month period.

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ORANGE CONSOLIDATED	31/03/2015	31/12/2014
Revenue	9,672	39,445
Reported EBITDA	2,808	11,112

A copy of the press release, in Spanish, made by Orange on 28 April 2015, with financial information of the first quarter of 2015, with a translation into Spanish, is attached to this Prospectus as Annex 6. There are no more recent financial statements.

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CHAPTER II

1.        Securities to which the Offer is directed.

The Offer is being made for the entire issued share capital of Jazztel on the final date of the period of acceptance.

The share capital of Jazztel at the date of this Prospectus is EUR 205,926,865.60, represented by 257,408,582 ordinary fully subscribed and paid-up shares each with a nominal value of EUR 0.80 each.

Assuming that the beneficiaries of the 676,250 vested options under the 2013/2016 Options Plan will exercise them before the final date of the period of acceptance, the entire issued share capital of Jazztel on the final date of the period of acceptance will be EUR 206,467,865.60, represented by 258,084,832 ordinary shares fully subscribed and paid up, each representing a nominal value of EUR 0.80, that will be the maximum number of shares to which the Offer is addressed.

The Offer is therefore being made to all the shareholders of Jazztel, including the shares owned on the last date of the period of acceptance by the beneficiaries of the options, as detailed in Chapter I, Section 3.2.3.

Other than the Incentive Plans, Jazztel has not currently in place any kind of securities or instruments that could confer on the relevant holders the right to subscribe for or acquire, directly or indirectly, shares in Jazztel. Therefore, there are no other securities of Jazztel, different to the shares issued and to be issued before the end of the acceptance period of the Offer according to the Incentive Plans, to which, in accordance with applicable law, the Offer must be addressed. The Offer is not made to the holders of the existing options under the Incentives Plans.

The terms of the Offer are identical for all of the Jazztel shares to which the Offer relates.

2.        Consideration offered.

2.1      Consideration offered and manner in which it will be paid.

The consideration offered by Orange is thirteen euros (EUR 13.00) per Jazztel share. This consideration will be paid wholly in cash.

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The Offer Price has been determined on the basis of Jazztel not making any extraordinary distribution of dividends, reserves, premium or any equivalent form of distribution or return to its shareholders between the date of the prior announcement and the date of publication of the result of the Offer (a “Shareholder Distribution”) nor issuing any shares or instruments giving access to its share capital, other than (i) shares already granted which are issued in connection with the 2013/2018 Shares Plan and (ii) the shares to be issued upon exercise of options under the 2013/2016 Options Plan already granted. Should Jazztel pay a Shareholder Distribution before the date of publication of the result of the Offer, then the Offer Price shall be reduced by an amount equal to the gross per share amount of such Shareholder Distribution, in the terms set forth under article 33 of Royal Decree 1066/2007, provided that the eventual reduction of the consideration does not exceed the amount necessary to preserve the financial equivalence to the offer price and prior consent is obtained from the CNMV.

2.2      Rationale for the consideration.

In accordance with article 13 of Royal Decree 1066/2007, voluntary offers do not need to be made at an equitable price.

The Offer Price was determined by Orange, and it is equal to the price included in the irrevocable undertaking agreements entered with Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez on 15 September 2014, owners of 14.678% of the share capital, as per the Agreements with the beneficiaries of the 2013/2018 Plan dated 30 April 2015, as detailed in Chapter I, Section 5.1.

There is no additional consideration of any kind to the Price of the Offer, nor any deferral in the payment, in favor of those shareholders.

The Offer Price includes a premium of 34% with regard to EUR 9.71, the volume weighted average share price over the 30 trading days prior to 15 September 2014, date on which the Offer was made public. As from that date and until 18 May 2015, the price of the shares has been between a minimum of EUR 12.29 and a maximum of EUR 12.95.

Orange is not filing for this Offer any valuation report of Jazztel in connection with the Offer Price.

The event of exclusion of mandatory tender offer set forth under article 8(f) of Royal Decree 1066/2007 when control is reached through a voluntary tender offer for 100% of the shares for an equitable price is not applicable to this Offer, Rule 9.1 of the Takeover Code applies, as detailed in Chapter I, Section 2.2 (b). Therefore, even if the price of the voluntary Offer were to be deemed an equitable price in accordance with article 9 of Royal Decree 1066/2007, the exception set forth therein in connection with a mandatory offer shall not apply.

3.        Conditions to which the Offer is subject.

3.1      Minimum level of acceptances

The Offer is conditional on the shareholders of Jazztel holding, in aggregate, not less than 50% plus one share of the maximum theoretical share capital irrevocably accepting the Offer, that is, the acceptance of the Offer by the holders of 131,872,417 Jazztel shares.

The maximum theoretical share capital indicated in Chapter I, Section 3.2.1 is 263,744,832 shares. Accordingly, the condition relating to the minimum level of acceptances will be fulfilled if acceptances are received relating to 50% plus one share of that number of shares, i.e., 131,872,417 shares, representing 51.231% of the share capital of Jazztel at the date of this Prospectus (51.097% of the issued capital at the end of the acceptance period).

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To the extent that Leopoldo Francisco Fernandez Pujals, José Miguel García Fernández and Jose Ortiz Martinez, as detailed in Chapter I, Section 5.1, are holders of 37,781,536 shares that will accept the Offer, and the last two will exercise their vested options under the 2013/2016 Options Plan acquiring 425,000 additional shares that will also accept the Offer, in order that the condition related to the minimum number of acceptances is satisfied, the Offer shall be additionally accepted by the holders of 93,665,881 shares, accounting for 36.39% of the share capital of Jazztel as of the date of this Prospectus and 35.51% of the maximum theoretical share capital.

If the condition relating to the minimum number of acceptances is not satisfied and Orange does not waive the condition, the Offer will be terminated.

In this case, article 39 of Royal Decree 1066/2007 shall apply and, in consequence, Orange, the companies belonging to its group, the members of its Board of Directors, its senior management, and those who act in agreement with Orange may not make another Offer for Jazztel, except under the legal regime of competing offerings, pursuant to Chapter IX of Royal Decree 1066/2007, regarding competing offers, until six (6) months after the date of publication of the negative result of the Offer, purchase securities or be in any of the cases specified by the obligation of submitting a takeover bid in Royal Decree 1066/2007.

3.2      Limitations to a waiver of the condition and consequences.

Orange has no limitations or restrictions that may limit the waiver of the minimum number of acceptances condition.

In the event that Orange, pursuant to article 33 of Royal Decree 1066/2007, decides to waive the condition relating to the minimum number of acceptances, acquiring therefore all the shares of Jazztel that have been assented to the Offer, the following consequences will apply (assuming that all vested options under the 2013/2016 Option Plan are exercised, and the corresponding shares issued, before the end of the acceptance period):

(a)In the event Orange obtains a participation in the issued share capital of Jazztel of more than 50%, Orange will not be obliged to make a mandatory offer afterwards. This participation would be reached with a minimum of 129,042,417 shares.

In accordance with Rule 9.1 of the UK Takeover Code, applicable to this case, the calculation will not exclude the acceptances of the shareholders that reached agreements with Orange.

(b)In the event that Orange obtains a control participation in the issued share capital of Jazztel of 50% or less (between 77,425,450 shares and 129,042,416 shares), Orange will file, within a period of one month of the publication of the result of the Offer, a mandatory tender offer over the entire share capital of Jazztel, at an equitable price determined in accordance with article 9 and article 10 of Royal Decree 1066/2007.

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As indicated in Chapter I, Section 2.2, under Rule 9.1 of the UK Takeover Code, applicable in accordance with Directive 2004/25/CE, dated 21 April 2004, participation of control shall be construed as a participation of 30% or more in the issued share capital of Jazztel at the end of the acceptance period of the Offer.

As set forth in Chapter I, Section 2.2, Orange has not asked and shall not ask the UK Takeover Panel for any waiver that would allow the avoidance of the requirement for a mandatory tender offer in the event that the Offer is accepted by equal or less than 50% of the issued share capital of Jazztel at the expiration of the acceptance period of the Offer.

(c)In the event Orange obtains a participation in the issued share capital of Jazztel at the end of the acceptance period of 30% or less (77,425,449 shares or less), Orange shall not be forced to subsequently make a mandatory offer, unless it carries out other operations under which it were to acquire a control participation.

3.3      Provisions made by Orange regarding a possible waiver of the condition and the impact of such waiver on the Offer.

In the event Orange obtains a participation in the issued share capital of Jazztel on the end of the acceptance period of the Offer of 50% or less, Orange has no intention to waive the minimum acceptance condition, without prejudice to its right to do so as per the terms of article 33 of Royal Decree 1066/2007.

In the event Orange obtains a participation in the issued share capital of Jazztel on the end of the acceptance period of more than 50%, but lower than the 51.097% that would fulfill the minimum acceptance threshold condition (50% plus one share of the maximum theoretical share capital), Orange would more likely consider a waiver to the minimum threshold condition, to the extent that, as indicated in Section 3.2 above, Orange will not be obliged to make a subsequent mandatory tender offer over Jazztel.

In case Orange waives the condition and acquires 50% or less of Jazztel’s issued share capital, and without prejudice to the mandatory tender offer scenario indicated above, Orange would adopt an active role on the administration of Jazztel and request a seat at the Board of Directors and on its management team proportional to the acquired shares. Orange would also aim to achieve the purpose of the transaction and implement the measures described on Chapter IV of this Prospectus. However, in that event Orange is not in a position to ensure that it will be able to comply with the estimations included in Chapter IV of the Prospectus, as it would be subject to circumstances out of its control.

In any positive result of the Offer, Orange must undertake the Commitment Agreement detailed in Chapter V, Section 1.

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4.        Guarantees for and financing of the Offer.

4.1      Guarantee of the Offer.

To secure the payment of the price of the shares to be acquired through this Offer, Orange, in accordance with article 15 of Royal Decree 1066/2007, has filed with the CNMV a bank guarantee issued by Société Générale, Sucursal en España. The bank guarantee covers entirely the payment of the price offered by Orange to the entire issued share capital of Jazztel on the final date of the period of acceptance.

To the extent that the beneficiaries of vested options under the 2013/2016 Options Plan were to exercise them before the final date of the period of acceptance, the entire issued share capital of Jazztel on the final date of the period of acceptance will be 258,084,832 issued shares, and, as a consequence, the maximum amount of the Offer will be EUR 3,355,102,816.00.

Notwithstanding the above, on the date of presentation of the Offer Orange took into consideration the total price that would be payable in the event that the shares under all Incentive Plans were to be issued before the final date of the period of acceptance, resulting in a total number of 263,744,832 shares, and presented a guarantee in an amount of EUR 3,428,682,816.00. A copy of the bank guarantee is attached hereto as Annex 7.

4.2      Finance of the Offer.

Orange has available the funds necessary to pay the consideration under the Offer.

Orange shall pay the shares with currently available cash and cash equivalent funds, that are enough to pay the maximum price under this Offer. Orange's liquidity position at December 31, 2014 amounted to EUR 13.2 billion, including EUR 6.9 billion in net cash. Additionally, Orange has pledged assets on the financial market for 2,901 million Euros in connection with the Offer.

Nonetheless, in order to preserve the strength of its balance sheet, Orange issued on 1 October 2014 hybrid perpetual subordinated bonds, amounting to EUR 3 billion, which are fully recognized as equity under IFRS, whereas 50% as equity and 50% as debt by credit rating agencies, that are described in Note 13.4 of the consolidated financial statements attached as Annex 5.

4.3      Effects of the financing on Jazztel.

It is not foreseen that the financing scheme of the Offer will have any effect on Jazztel. In particular, the hybrid perpetual subordinated bonds will have no effect on Jazztel. The payment of the financing of the Offer, the refinancing and its guarantees do not rely on Jazztel’s business.

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CHAPTER III

1.        Acceptance period of the Offer.

The period to accept this Offer will run for 28 calendar days from the next trading day after the date on which the first of the announcements that are referred to under article 22 of Royal Decree 1066/2007 is published in the Official Securities’ Market Gazettes of the Spanish Stock Exchanges, as well as in a nationally circulated newspaper. Under all circumstances, the acceptance period shall end at 24:00 h on the last day of the period.

For the purposes of calculating the term that is referred to herein, the first day as well as the last day of the period shall be included. If the first day of the period is not a business day for the purposes of the SIBE’s being operative, said period shall start on the first business day thereafter for such purposes. In the event that the last day of the period is not a business day for the purposes of the SIBE’s being operative the term of acceptance shall be extended to the end of the next business day thereafter for such purposes. For the first of the announcements that is published in the Official Securities’ Market Gazettes for the Spanish Securities Markets, the acceptance period shall begin on the first business day after the date of the trading session to which said Official Securities’ Market Gazette refers.

According to what is established under article 23.2 of Royal Decree 1066/2007, Orange shall be entitled to lengthen the acceptance period to a maximum of seventy calendar days, provided that this is notified to the CNMV in advance and said extension is made public through the same means that were used to announce the Offer, at least three calendar days prior to the end of the initial period, indicating therein the reasons behind such extension.

The template of the announcement that is to be published in the Official Securities’ Market Gazettes for the Spanish Stock Exchanges and, at least in a newspaper that is circulated nationally is attached hereto as Annex 8.

The letter sent by Orange to the CNMV with regard to the advertising for the Offer is attached hereto as Annex 9.

2.        Formalities of acceptance, manner and payment period.

2.1      Acceptance Declarations of the Offer

The declarations whereby Jazztel shareholders accept the Offer shall be carried out in accordance with that which is set forth in this Prospectus. The declarations shall be admitted as from the first day of the acceptance period and they may be revoked at any time before the last day of the Offer’s acceptance period. They will not be valid if they are subject to any conditions, according to that which is established under article 34 of Royal Decree 1066/2007.

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2.2      Procedure for accepting the Offer and payment of the consideration

Those shareholders of Jazztel that wish to accept the Offer shall address the entity where their shares are deposited.

The declarations stating their acceptance of the Offer shall be processed by the Companies that Regulate the Spanish Securities Markets through the entities where the relevant shares are deposited and which are members of the Iberclear system. Said entities shall be in charge of gathering the written acceptances and they shall be responsible for the title and ownership of the shares to which said acceptances refer, as well as to the fact that no liens, encumbrances or third-party rights exist in relation to such shares that would limit the political and economic rights or the free transferability of the shares in question.

In the event that the shareholders that do not have their shares in book entry form (Banca del Gottardo, Bank of New York, Banque SCS Alliance SA, Prepsa Traders, Mr. Antonio García Martínez) wish to accept the Offer, they shall address directly Orange through Banco Santander, S.A., as the representative designated for this purpose.

Acceptance declarations that are issued by Jazztel shareholders shall be accompanied by sufficient documentation as may be necessary to carry out the share transfer and the declarations must include all the identifying data that is required by the laws that are applicable to this type of transactions.

During the Offer’s acceptance period, the entities members of or which participate in the Iberclear system and which receive the relevant acceptance declarations shall, on a daily basis, send to Orange through the representative that is appointed to such purposes and Companies that Regulate the Spanish Securities Markets, the information that is related to the number of shares included in the acceptance declarations that were presented by Jazztel shareholders.

Orange and the Companies that Regulate the Securities Markets shall provide the CNMV with any information they are made aware of regarding the number of acceptances that have been presented and which have not been revoked.

The market agents that participate in the transaction on behalf of the accepting shareholders and on behalf of Orange itself (as well as the entities where the shares are deposited) are all reminded that an obligation is established under article 34.2 of Royal Decree 1066/2007 whereby the Companies Regulating the Securities Markets and Orange must be informed daily of any acceptance declarations that are received.

The company set forth below is Orange’s representative for the purposes of said notifications:

Banco Santander S.A.

Paseo de Pereda, 9-12, Santander (Cantabria)

To the attention of Mr. Ignacio Algora and Mr. Angel Pablo Corral

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The shares covered by this Offer must be transferred: (i) free of any liens, encumbrances or third-party rights that could limit their political or economic rights or their transferability, (ii) by a person that is authorized to transfer them, according to the entries made in the accounting records, in such a way that Orange acquires a non-disputable property, in accordance with article 9 of the Securities Markets Law; and (iii) with all rights that pertain to them.

Under no circumstances shall Orange accept shares whose registry references are subsequent to the last day of the Offer’s acceptance period. That is to say, those shares that are offered for sale must have been acquired, at the latest, no later than the last day of the Offer’s acceptance period.

Jazztel shareholders may accept the Offer for all or part of the shares they hold in Jazztel. Any acceptance declaration that is made must include at least one (1) Jazztel share.

2.3      Publication of the result of the Offer

Once the acceptance period that is established in this Prospectus has elapsed, or once the relevant extended or modified period in relation thereto has elapsed, and in a period no longer than five business days after the end of said period, the Companies that Regulate the Spanish Securities Markets shall notify the CNMV of the total number of shares that were included in the acceptance declarations that were presented. The acceptances of the shares not represented in book-entry form will be notified to the CNMV directly by Banco Santander S.A. within the same term.

Once the CNMV is made aware of the total number of acceptances within the period abovementioned, CNMV will inform within a maximum period of two business days thereafter the Companies that Regulate the Spanish Securities Markets and the Securities Market Society, as well as Jazztel and Orange, regarding the results of the Offer.

The Companies that Regulate the Spanish Securities Markets shall publish the results in the Official Securities’ Market Gazettes for the trading session in which the notification was received.

The publication date for the results of the Offer shall be understood to be the date of the trading session to which said Official Securities’ Market Gazettes refers.

2.4      Intervention and liquidation of the Offer

Santander Investment Bolsa, Sociedad de Valores, S.A. will be the intermediary with the securities market on behalf of Orange, and Banco Santander, S.A. will be the company that participates in the Iberclear system and is in charge of carrying out the liquidation of the Offer on Orange’s behalf.

The liquidation and payment of the Offer Price for the shares shall be carried out in accordance with the procedure that is established to such end by the Iberclear system, the date for which shall be the one that corresponds to the stock transaction carried out in the trading session that is referred to in the Official Listings for the Spanish Securities Markets that publish the Offer’s result.

The acquisition and payment of the shares not represented in book-entry form will be done directly by Orange, through a transfer to be completed on the same date of the publication of the result of the Offer.

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3.        Expenses of acceptance and settlement of the offer.

The shareholders of Jazztel who accept the Offer through Santander Investment Bolsa, Sociedad de Valores, S.A. shall not pay any brokerage fees for the intervention of said market agent in the sale and purchase transaction. Said owners will not be obliged to pay Iberclear’s liquidation fees or any fees related to the Spanish stock markets either, as all the foregoing shall be paid by Orange.

In the event that other market agents (other than Santander Investment Bolsa, Sociedad de Valores, S.A.) act on behalf of the shareholders who accept the Offer, the brokerage fees shall be paid by said accepting parties, as well as any other expenses that correspond to the selling party under the transaction, which include Iberclear’s liquidation fees and those of the Spanish stock market’s related to contracting.

The expenses resulting directly from the transfer of the shares not represented in book-entry form that accept the Offer will be assumed by Orange.

Under no circumstances shall Orange pay for the possible commissions and expenses that are charged to the clients of the depositary entities that administrate and hold their shares in deposit, for the processing of the orders to accept the Offer.

In accordance to article 33.5 of the Royal Decree 1066/2007, in case of negative result of the Offer, once the final decision is published, all submitted acceptances shall be held ineffective, and any expenses that arise from acceptance shall be borne by Orange. In addition, according to article 39.1 of the Royal Decree 1066/2007, if the Offer becomes ineffective, companies or individuals who received acceptance on behalf of Orange shall return the documents accrediting ownership of securities submitted by the acceptors. All expenses due to the return of such documents shall be borne by Orange.

Any expenses, other than those that are set forth above, shall be paid by the parties that incur them.

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4.        Time periods within which to waive the condition to which The effectiveness of the offer is subject.

Once the CNMV receives the information concerning the acceptances of the Offer submitted by the Stock Exchanges and Banco Santander, S.A. (the latter just with respect to the shares not in book entry form), and if the Offer fails to reach the minimum level of acceptances established as a condition, CNMV shall inform Orange of such result. In the event that the condition concerning the minimum level of acceptance is not fulfilled, Orange will notify its decision to waive or not to waive the condition not later than by the end of the business day following the day in which the CNMV notifies to Orange the number of acceptance declarations given in the framework of the Offer. Immediately thereafter, CNMV will publish the positive or negative result of the Offer accordingly. In the absence of the referred communication by Orange, it shall be construed that no waiver to the condition to the minimum level of acceptance was given, the negative result of the Offer will be published, and the Offer will consequently become ineffective.

5.        financial institutions acting for the account of orange in the acceptance and settlement procedure.

Orange has appointed Santander Investment Bolsa, Sociedad de Valores, S.A., domiciled at Avenida de Cantabria s/n, Ciudad Grupo Santander, Boadilla del Monte (Madrid), Tax ID A-79204319, as the member of the Stock Exchange responsible for the brokerage of the acquisitions of Jazztel shares under the Offer, as well as, in its case, those that arise from transactions involving mandatory sale/purchase.

Furthermore, Orange has appointed Banco Santander, S.A., domiciled at Paseo de Pereda 9-12, Santander (Cantabria), with Tax ID A-39000013, as the participating entity in Iberclear responsible for the settlement of the acquisition of Jazztel shares under the Offer, as well as, in its case, those that arise from transactions.

Their respective acceptance letters are attached as Annex 10.

6.        sell-out or mandatory purchase of the securities covered by the Offer if the conditions established in article 47 of the royal decree are satisfied.

Orange has the intention to exercise the squeeze-out if the conditions for the squeeze-out are met, through the procedure established under the UK Companies Act 2006, without prejudice to the right of the shareholders to request from Orange the mandatory purchase of their shares under article 47 of Royal Decree 1066/2007 and under the UK Companies Act 2006, in the terms set forth herein. Orange has not taken yet a decision in connection with the exercise of the squeeze-out.

(a)Conditions for squeeze-out

As detailed in Chapter I, Section 2.2, both under the UK Companies Act 2006 and under Article 47 of Royal Decree 1066/2007, if the Offer is accepted by the shareholders who hold shares representing at least 90% of the issued share capital of Jazztel on the final date of the period of acceptance of the Offer, and on the date of liquidation of the Offer Orange is owner of shares representing at least 90% of the share capital with voting rights of Jazztel, Orange may, once the offer is liquidated, require from the remaining Jazztel shareholders the sell-out, and any of these shareholders may require from Orange the mandatory purchase of all of their shares. To the extent that the Offer is addressed to 100% of the issued share capital of Jazztel on the end date of the period of acceptance of the Offer, and Orange does not own any shares of Jazztel, and no share of Jazztel can be attributed to Orange under article 5 of Royal Decree 1066/2007, both criteria are identical.

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As detailed in Chapter II, Section 1, this Offer is addressed to the total issued share capital of Jazztel on the end of the acceptance period of the Offer. Jazztel’s share capital, as of the date of this Prospectus, is represented by 257,408,582 shares. Accordingly, in case no other shares are issued prior to the completion of the acceptance period, the conditions indicated on this section will be considered fulfilled as long as the acceptance declarations of the Offer cover a minimum of 231,667,724 shares, representing 90% of Jazztel’s share capital as of the date of this Prospectus.

In the event that all beneficiaries exercised the vested options according to the 2013/2016 Options Plan prior to the end of the acceptance period of the Offer, the issued share capital of Jazztel on the end of the acceptance period of the Offer will be represented by 258,084,832 shares. Thus, in such event, the conditions established in this section will be considered fulfilled as long as the acceptance declarations of the Offer cover a minimum of 232,276,349 shares, representing 90% of Jazztel’s share capital as of the end of the acceptance period.

(b)Procedure for sell-out

Within three business days from the results of the Offer being published, Orange must inform the CNMV and the market of such results by issuing a Relevant Fact wherein the conditions for the squeeze-out of the shares indicated above are set forth.

In the event that the conditions for squeeze-out are met, Orange has the intention of exercising the sell-out, in this event, through the procedure established by the UK Companies Act 2006.

For these purposes, a decision will be adopted as fast as possible and limited to the period of the two following months from the acceptance period for the Offer has ended, and Orange shall immediately notify the CNMV and the remaining shareholders of Jazztel of its decision to demand the sell-out of the shares, at the Offer Price, through the procedure laid down in the UK Companies Act 2006, establishing as date of the transaction the day that falls 3 business days after the lapse of six weeks after said notification is made to the shareholders and CNMV, which date shall be published by the CNMV.

As soon as possible thereafter and always within five working days of the aforementioned publication, Orange shall publicly circulate the general characteristics of the sell-out by the same means that were used to announce this Offer, as established under article 22 of Royal Decree 1066/2007.

During the period of six weeks, any of Jazztel’s shareholders may request the English Court to declare that Orange should not be entitled to the right of sell-out, which as of the date of completion of the referred sale must be deemed appropriate by the Court. The compensation offered to the shareholders whose shares are subject to sell-out pursuant to the UK Companies Act 2006 must be the same compensation offered in the Offer. Notwithstanding the above, while it is unusual for the English Court to do so, the English Court may oblige Orange to pay through the squeeze-out a price superior to the Offer Price. Orange will keep the CNMV informed of this process.

On the transaction date, the remaining shares will be transferred to Orange and on the liquidation date compensation will be paid to the remaining shareholders, depositing such amount through companies members of Iberclear, depositaries of Jazztel’s shares. In the case of the shares that are not represented by book entries, the price would be payable to Jazztel, that would keep it in deposit on account of the owners of those shares and at their disposal, in accordance with applicable English law.

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The sell-out will imply the automatic exclusion of negotiation of Jazztel, effective as of the squeeze-out date.

In case of exercise of the right to sell-out, any expenses that arise from the squeeze-out and the securities liquidation shall be borne by Orange.

(c)Procedure for mandatory purchase under the UK Companies Act 2006

In the event that Orange has by virtue of acceptances of the Offer acquired or unconditionally contracted to acquire not less than 90% of Jazztel’s shares to which the Offer relates, any owner of Jazztel’s shares to which the Offer relates and who has not accepted the Offer, may request in writing that Orange purchases such shares.

The term under which the minority shareholders may request the purchase of their shares, without prejudice to the squeeze-out right of Orange, is three months from the completion of the acceptance period of the Offer, or, if later, three months from the date on which the notice is served on the minority shareholders notifying them of their mandatory purchase rights through Form 980(1) Notice to Non-Assenting Shareholders as set forth under Section 980(1) of the UK Companies Act 2006. If Orange gives notice exercising its squeeze out right no such notice is required to be served on the shareholders of Jazztel in relation to their mandatory purchase rights and the term under which the shareholders of Jazztel may request the purchase of their shares shall end upon the completion of the exercise of the squeeze-out right.

In the event a shareholder exercises the right to the mandatory purchase, Orange shall purchase Jazztel shares on the same terms of the Offer, i.e. EUR 13 per share. Under no circumstances would Orange purchase shares at a price superior to the Offer Price in the event of mandatory purchase.

Other than as indicated, the procedure to execute the right to mandatory purchase, and the expenses, is the same as the right established on the following section regarding the mandatory purchase under article 47 of the Royal Decree 1066/2007.

(d)Procedure to request the mandatory purchase under Royal Decree 1066/2007

In the event that the squeeze-out conditions are fulfilled, Jazztel’s shareholders may request Orange the mandatory purchase according to article 47 of Royal Decree 1066/2007. The compensation that Orange must pay to all of Jazztel shareholders who exercise their right to have their shares mandatorily purchased shall be the price established under this offer; that is to say, thirteen euros (EUR 13.00) per share, which is to be paid in cash.

The maximum term that Jazztel’s shareholders shall have to request the mandatory purchase of their shares shall be three months from the completion of the acceptance period, or as the case may be, until the exercise of the squeeze-out right in case it happens before the end of such term.

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Those Jazztel’s shareholders who wish to request the mandatory purchase of their shares must notify the entity that is a member of the Iberclear system where their shares are deposited. The requests for mandatory purchase must be made in writing by the aforementioned entities and sent to Orange by way of the Banco Santander, S.A. The entities that are members of the Iberclear system where the shares are deposited shall be responsible, according to their records, for the detailed information regarding the ownership and holding of the shares referred to in the requests for mandatory purchase.

The shareholders that do not have their shares in book entry form (Banca del Gottardo, Bank of New York, Banque SCS Alliance SA, Prepsa Traders, Mr Antonio García Martínez) that wish to request the mandatory purchase shall address directly Orange through Banco Santander, as special representative designated for this purpose. The acquisition and payment of the shares not represented in book-entry form will be done directly by Orange through Banco Santander S.A., through a transfer to be completed within 3 days after the reception of the request of mandatory purchase.

Any shareholder that requests the mandatory purchase of its shares, as the case may be, must include all the Jazztel shares it owns, when filing the relevant request.

According to that which is established under section 2 of article 60 quater of the Securities Market Law, if the shares that are object of the mandatory purchase or sale are under seizure as a consequence of administrative orders or court decisions, or if any type of liens, encumbrances, in rem rights or financial guarantees exist in relation to the shares, said shares shall be transferred free of any such charges, which shall constitute the price that Orange pays as the price for their purchase.

The entity that holds the shares in deposit shall be obliged to keep the sales price as a deposit and to inform the relevant court or administrative authority that had ordered the seizure, or the entity holding the rights over any of the liens, regarding the application of this procedure.

If, once that which is established under the aforementioned Section 2 of article 60 quater has been enforced, there was a part of the price that is unnecessary for the payment of the obligations that were secured by the seizure or seizures that were carried out, or for the payment of the liens that existed on the shares, said part of the price shall be put at the disposal of the relevant shareholder immediately.

When the entities that are members of the Iberclear system, and which hold the shares in deposit, receive the requests for mandatory purchase, they shall send them to Orange by way of Banco Santander, S.A. daily information regarding the number of shares that are contained in the requests for mandatory purchase that were filed by Jazztel shareholders.

The requests for mandatory purchase that are filed by Jazztel’s shareholders shall be accompanied by sufficient documentation so that the shares may be transferred and they shall include all the identification data necessary, in accordance with the laws that are applicable to this type of transactions.

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Under no circumstances shall Orange accept any requests for mandatory purchase that are dated subsequent to the day on which three months have elapsed from the end of the Offer’s acceptance period or any requests that are related to shares that have registry references that are subsequent to said date. Therefore, any shares for which mandatory purchase is requested must be acquired no later than the day upon which the three months have expired from the end of the Offer’s acceptance period and the relevant request must be filed within said three months.

Orange’s acquisition of the shares that are object of the mandatory purchase shall be processed and liquidated by Santander Investment Bolsa, Sociedad de Valores, S.A. and Banco Santander, S.A., which acts as member of the Stock Market and is the intermediary agent in the transaction, acting on behalf of Orange as well as in its capacity as member of the Iberclear system and it shall be responsible for carrying out said liquidation on Orange’s behalf respectively.

The liquidation and payment of the price shall be carried out in accordance with the procedure established to such end by Iberclear. The date for contracting said stock transaction shall be deemed to be the day upon which each request of mandatory purchase is received by Banco Santander, S.A. on behalf of Orange, in accordance with Iberclear’s customary practices.

In case of exercise of the squeeze-out through the process set forth under the UK Companies Act 2006, and while it is unusual for the English Court to do so, the English Court may oblige Orange to pay through the squeeze-out a price superior to the Offer Price. The shareholder that has sold the shares through the mandatory purchase will receive the price in the term indicated above, and will not be entitled to oppose to the squeeze-out.

The entities that are in charge of the liquidation shall carry out the transfer of the shares and the cash that are necessary to complete the mandatory purchase on the liquidation date.

In the event that on the date the mandatory purchase request is submitted, its liquidation according to this section follows the liquidation of the sell-out transaction, the request will be ineffective, and the shares will remain on the sell-out transaction.

Any expenses that arise from the sale/purchase and the liquidation of the shares that are contained in the requests for mandatory purchase shall be paid by the selling shareholders. It is recommended that Jazztel’s shareholders be properly informed of the expenses related to the execution of the referred transactions of mandatory purchase. Accordingly, and considering the formalities related to the mandatory purchase established in this section, the owners of Jazztel’s shares who had not accepted the Offer for the total amount of securities they hold, should be aware of the following considerations before taking any decision of requesting Orange to proceed with the mandatory purchase of their securities:

(i)The conditions giving rise to Orange’s right to require the sell-out of the shares not accepting the Offer are the same as those required by the regulations giving rise to the right of shareholders who do not accept the Offer to request the mandatory purchase.

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(ii)The sell-out procedure grants shareholders the protection to their legitimate rights covered by the mandatory purchase procedure, and all expenses that arise from the transaction and its liquidation by Orange, while in the event of mandatory purchase, such expenses will be borne by the selling shareholders.

CHAPTER IV

1.        Purpose of the transaction.

Orange's intended purpose of the Offer is the acquisition of a controlling stake in Jazztel, and subsequent integration into the Orange group of companies.

Orange considers that the businesses of Jazztel and Orange are complementary and their combination will enable Orange to strengthen its investments in fixed infrastructure of fiber and coaxial cable, and accelerate the transition to the convergence of fixed and mobile services. In fact, the Spanish telecommunications market has undergone a major transformation over the past five years which has been driven by a growing demand by consumers for fixed VHBB (Very High Broadband: high-speed, high-capacity data transmission carried out by means of coaxial or fibre-optic cables) services and convergent service with a fixed and mobile bundle, and the Offer allows Orange to improve its position in the Spanish market in these high growth sectors.

With the takeover of Jazztel, Orange will be in a position to provide competitive convergent fixed and mobile services to 10 million households by the end of 2016.

Jazztel’s fast growing mobile subscriber base of over 1.6 million fixed broadband lines (ADSL and FTTH(“fibre to home”)) and 1.9 million mobile lines as of 31 March 2015. Jazztel mobile service is currently hosted by Orange’s mobile network. Orange’s and Jazztel’s subscribers will benefit from Orange’s advanced 4G network as well as a wider range of mobile only and convergent service offerings.

The combination of Orange and Jazztel will permit the cross selling of convergent products, increasing the offer to clients of high speed products and high capacity data, which in turn will stimulate the growth of income.

The integration will also achieve cost synergies. Orange does not have enough information yet to quantify the economic value of synergies and economies of scale derived from integration, and will only be able to value them with a better understanding of Jazztel. However, Orange has initially estimated synergies that can reach 1.3 billion euros in present value, which result from (i) synergies in present value amounting to 800 million euros of cost synergies (network cost optimization, savings in advertising and G&A, better distribution channels for Jazztel offers through the Orange shops and optimization of customer service through the effect of increased scale), (ii) synergies in present value amounting to 800 million euros arising from synergies related to the fixed infrastructure of fiber and coaxial cable (FTTH) (combined sales from fiber networks, reduced costs resulting from interconnection) and (iii) integration costs of around 300 million euros.

Orange considers that the above detailed synergies can be achieved with a participation over 50% in the share capital of Jazztel, and are not conditional to the sell-out or mandatory purchase of the shares related to the Offer being implemented or not.

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This Chapter IV includes the scenario resulting from taking a stake higher than 50% in the share capital of Jazztel, considering the commitments included on the approval of the transaction by the European Commission, as detailed in Chapter V, Section 1, and as would result from a Commitment Agreement (as defined therein) to be entered with a purchaser approved by the European Commission that includes (a) the sale through transfer of ownership of a coherent FTTH (Fibre to the Home) network, and (b) an agreement regarding a wholesale bitstream service on ADSL (asymmetric digital subscriber line).

For the avoidance of doubt, such commitments would be applicable in case Orange were to acquire control of Jazztel from an antitrust law standpoint, even if the 50% threshold in the share capital of Jazztel is not reached through the Offer.

2.        Strategic plans and intentions regarding the future activities and location of the places of business of jazztel and its group for a minimum 12-month timeframe.

Orange intends to conduct an operational integration of operating activities in Spain of Orange and Jazztel in order to simplify business operations and systems. Orange intends to carry out the operational integration as soon as reasonably possible after the settlement of the Offer, although, as indicated in Section 6, it has not decided the legal mechanisms through which such integration will occur or even whether it will imply some kind of corporate restructuring.

After settlement of the Offer, and depending on the result thereof, Orange will conduct a strategic review of Jazztel activity and, consequently, is not ruled out that strategic review of the resulting changes in the business plan and activities of Jazztel in the future. The future deployment of fixed broadband will be coordinated to ensure there is greater geographic coverage, a faster rollout, and a more efficient use of resources. It is likely that some level of rebranding affecting both mobile and fixed customers will take place in the medium term.

Jazztel staff are mainly located in the company headquarters in Madrid and in the 2 call centers located in Spain and Colombia. No plans have been made regarding any change of location of Jazztel’s headquarters however it is expected that over time that the central and head office locations of Orange and Jazztel will be shared. The Commitment Agreement, and the obligations of Orange resulting from it, is not likely to have a material impact on the strategic plans and intentions regarding the activities and location of the places of business of Jazztel.

No decision has been made on the future of the call centers or how they will be integrated with the existing Orange call centers. Therefore, Orange cannot exclude the possibility that changes may occur after review of the offshore activities in order to provide the best services and more efficient use of resources.

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3.        Strategic plans and intentions regarding the preservation of employees’ and managers’ jobs at jazztel and its group for a minimum 12-month timeframe.

At the end of the integration period it is expected to have a unified management team and integrated marketing, sales, customer care, billing, technical, operational and back office functions. Efficiencies can be achieved in many of these functions, some of which may result in headcount rationalization.

Following completion of the Offer, and once the required information is available, Orange intends to conduct a detailed review of Jazztel to identify, where appropriate, those areas where there might be room for any adjustments or modifications (including the number of employees and managers, and the employment terms and conditions relating to such employees and managers) and the extent that they may have. Orange has no foresight, no plan, and has not yet made any decision regarding such streamlining of the staff. Therefore, Orange cannot exclude the possibility that changes may occur in the future relating to the number of employees and managers of Jazztel or the terms and conditions relating to such employees and managers. Any measures adopted in this regard shall be carried out in strict compliance with applicable law.

In any case, Orange has assumed with the Orange’s worker representatives that the figure for the potential labor adjustment will not exceed 400, between the two companies, without having, to date, taken a decision on the matter. The Commitment Agreement, and the obligations of Orange resulting from it, is not likely to have a material impact on the strategic plans and intentions regarding the preservation of employees’ and managers’ jobs, or any significant change in the working conditions.

4.        Plans in connection with the use or disposition of assets of jazztel. changes contemplated in its net financial debt.

Orange shall carry out the divestiture of assets or businesses of Jazztel outside of the Orange Group which will result from the Commitment Agreement. As detailed in Chapter V, Section 1, the Commitment Agreement to be entered by Orange and the purchaser shall include the sale through transfer of ownership of a coherent FTTH (Fibre to the Home) network, composed of fibre cables, optical junction boxes and optical line termination equipment currently belonging to Jazztel and rolled out by Jazztel in Barcelona, Madrid, Malaga, Sevilla and Valencia for 720,247 building units (BUs), i.e. more than the current 600,000 overlapping FTTH BUs between Orange Espagne S.A.U. (“Orange Espagne”, the 100% owned subsidiary of Orange in Spain) and Jazz Telecom S.A.U. (the 100% owned subsidiary of Jazztel in Spain).

The purchaser will have to pay to Jazztel a fixed price for that transfer of ownership. The price, that is not imposed by the European Commission, has to be negotiated with potential purchasers and shall lead, once agreed upon with the purchaser finally chosen, to a sale to one purchaser, within the confidential term agreed upon with the European Commission.

In exchange for an economic consideration, Orange will be granted by the purchaser a non-exclusive IRU or indefeasible right of use (which is a right of access to the network and equipment) for a period of 35 years over 40% of the capacity of the divested network, in order to avoid redundant deployments and the migration of the current Jazztel customers connected to the sold network.

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The sale to be entered into by Orange with the purchaser does not include any transfer of existing customers.

With such exception, the activities developed by Jazztel are complementary to Orange Spain and at this time no asset divestitures of Jazztel or business outside of Jazztel for the Orange Group are anticipated.

Within the framework of the Commitment Agreement and the integration plan mentioned herein, Orange will carry out asset transfers. The Commitment Agreement, to the extent that it will include (a) the sale through transfer of ownership of a coherent FTTH (Fibre to the Home) network at the level of each local exchange, and (b) an agreement regarding a wholesale bitstream service on ADSL (asymmetric digital subscriber line), will reduce the net debt of Jazztel. However, and to the extent that the price is not imposed by the European Commission and has to be negotiated with potential purchasers, Orange cannot estimate at this stage the impact of such operations in the net debt of the combined Orange+Jazztel. With such exception, at the present date Orange does not have any plan to increase or decrease the net debt of Jazztel outside the normal course of business.

5.        Plans in connection with the issuance of securities by jazztel and its group.

Other than as it might be required in connection with any corporate restructuring in accordance with Chapter IV, Section 6, or as result from the Incentive Plans detailed in Chapter I, Section 3.2.3, Orange has no plan with respect to the issuance of any securities by Jazztel or any of its affiliates upon settlement of the Offer, and has no plan with respect to the issuance of debt of any kind by Jazztel or any of its affiliates upon settlement of the Offer. The Commitment Agreement, and the obligations of Orange resulting from it, will not result in the issuance of securities of any kind by Jazztel.

6.        Corporate restructurings of any kind that have been contemplated.

Orange intends to implement an operational integration of Orange and Jazztel’s operating activities in Spain in order to streamline commercial and network operations. Also, depending on the results of the Offer, Orange shall consider the most appropriate mechanism to also integrate legally. In that sense, Orange has not yet decided on the corporate structure that would be the most efficient for both companies and their respective shareholders. The Commitment Agreement, and the obligations of Orange resulting from it, will not result in a corporate restructuring.

Notwithstanding this, and depending on the outcome of the Offer, Orange believes that one possible scenario is that Jazztel maintain its status as a listed company, in which case possible integration alternatives will be studied, such as issuing Jazztel shares in order to purchase assets from Orange in Spain or shares of Spanish affiliates of Orange, and a merger between Orange and Jazztel operating activities in Spain or their subsidiaries in Spain could be contemplated.

A second possible scenario would be that, fulfilled the squeeze-out conditions, Orange decides to exercise the right to mandatory purchase, in which case, Jazztel will become an unlisted company and owned 100% of Orange, and Orange could implement a merger or contribution of Jazztel to Orange Spain.

In either case, Orange would be the final decision-maker regarding which integration alternative to adopt once reviewed by Jazztel and assuming that, as a result, no relevant circumstance that would deem the integration inadvisable would be detected. Any transaction implemented will be done in full accordance with Spanish and any other applicable laws and rules, under the authority of any competent regulator, and under the control of the governance bodies of the companies.

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7.        Dividend and remuneration policy for shareholders.

Until the present date, Jazztel has not paid dividends. The dividend policy of Jazztel will be defined in light of the financial conditions of Jazztel and the operational integration plan and therefore it could be kept as until now or change to declare the payment of dividends.

8.        Plans in connection with the board of directors and of the management and supervisory bodies of jazztel.

Orange’s objective is to acquire a position of control in Jazztel, and in this regard it intends to reflect the majority shareholding obtained in the management bodies of Jazztel, proposing the majority of the members of Jazztel’s Board of Directors in proportion to its percentage ownership interest after the Offer is settled. With regard to the number of directors, Orange’s intention is to examine the ownership structure of Jazztel after the settlement of the Offer, seeking to reduce the number of directors within the statutory limits established while ensuring due representation of any shareholders who are entitled to representation on the Board of Directors.

In particular, while Jazztel remains a listed company it will continue to comply with prevailing recommendations related to the applicable corporate good governance code of listed companies, and particularly the presence of independent directors on Jazztel’s Board of Directors.

As detailed in Chapter I, Section 5.1, Mr. Leopoldo Francisco Fernández Pujals, Mr. José Miguel García Fernández and Mr. José Ortiz Martínez have undertaken, to the extent legally possible, and subject to their obligations as directors, to resign as directors of Jazztel within three days following the settlement of the Offer.

In relation to the appointment of new directors, Orange also intends to pursue the renewal of the delegate committees of the Board of Directors, comprising the Audit Committee, the Appointment and Remuneration Committee and the Technology Committee, having them into line with the new structure of the Board of Directors, as the case may be. No decision has been taken in that regard to date.

Notwithstanding the above, if the conditions for squeeze-outs are fulfilled, and Orange decides to exercise the right of sell-out, the corporate governance structure and regulations may be brought into line with this new situation. Any such changes would be made within a framework of strict compliance with prevailing legislation. Accordingly, the possible delisting of Jazztel would require the replacement or amendment of good governance recommendations by other more appropriate rules for unlisted companies, without prejudice to the possibility that the Audit Committee, the Appointment and Remuneration Committee and the Technology Committee may be maintained, as their structure and functioning may in any case be independent of such recommendations. No decision has been taken in this regard to date.

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9.        Provisions in connection with the articles of association of jazztel or of the entities within its group.

Orange may introduce the amendments to the articles of association of Jazztel or its group, as per possible requirements in connection with any corporate restructuring in accordance with Chapter IV, Section 6, or if the squeeze-out conditions are met, and Orange decides to exercise the squeeze-out right, to adapt them to the reality of a company whose shares are not traded. Except in those cases, Orange has no intention to introduce modifications in Jazztel’s articles of association or that of its group.

10.      Intentions regarding the listing of the shares of jazztel.

Orange has no intention of delisting Jazztel shares after the settlement of the Offer, unless the squeeze-out conditions are met, and Orange decides to exercise the squeeze-out right, which would result in the delisting of all securities of Jazztel effective from the date on which the sell-out is settled.

Furthermore, in case the squeeze-out conditions are met, but Orange decides not to exercise the squeeze-out right, the shareholders shall nonetheless be entitled to request the mandatory purchase of their shares, and as a consequence Orange may become the sole shareholder of Jazztel. In this event, Orange has no intention to promote measures to keep the negotiation of the shares of Jazztel, and the delisting will also take place.

In the event that the squeeze-out conditions are not met, Orange considers that it is not obligated to promote any measures in terms of the stock market. However, if as a result of the Offer, Jazztel’s shares do not have adequate liquidity and distribution, Orange will promote the necessary actions to, according to the market conditions and the conditions of Jazztel itself, maintain the listing of said shares or remove their listing.

11.      Intention to exercise or not to exercise the right of squeeze-out.

In the event that the squeeze-out conditions are met, Orange has the intention to force the squeeze out in accordance with Part 28 of the UK Companies Act 2006, as detailed in Chapter I, Section 2.3 and Chapter 3, Section 6, even though a decision in this respect has not yet been taken.

12.      Intentions in connection with the transfer of securities of jazztel.

Orange has no intention to transfer total or partially the participation acquired through the Offer of Jazztel or in the companies within its group, nor has set any deadline after which it can proceed with such transfer, and there is no agreement with any third party regarding the transfer of Jazztel shares to be owned by Orange following the Offer.

As an exception, Orange could make internal transfers within the Orange group, or as otherwise required in connection with any corporate restructuring set forth in Chapter IV, Section 6. Orange could thus transfer the shares acquired through the Offer to a dedicated wholly-owned holding company as per the terms its corporate management policies.

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13.      To the extent that orange is affected by the offer, the information referred to in the preceding paragraphs of this chapter shall also be included in connection with orange and its group.

Orange considers that it will not be materially affected by the Offer and its implementation. The impact of the Offer on the financial statements of Orange, on a proforma basis, is detailed in Chapter IV, Section 14.

Orange Espagne, other than indirectly through the sale through transfer of ownership of a coherent FTTH (Fibre to the Home) network currently belonging to Jazztel and rolled out by Jazztel in Barcelona, Madrid, Malaga, Sevilla and Valencia described above, will also be affected by the Commitment Agreement to the extent that it will include a wholesale bitstream service on ADSL (asymmetric digital subscriber line) to apply to Telefónica de España S.A.U. services built over the local loop (OBA or “oferta de bucle de abonado”), made of cooper - and not fiber - physical circuit that connects the customers installations to the fixed public network of Telefónica de España S.A.U., and related to provision of electronic communication service to customers, that will enable the access, through Orange Espagne, to 1,123 Telefónica de España S.A.U. main distribution frames, corresponding to a coverage of 80% of the Spanish population. The essential terms of such wholesale bitstream service on ADSL are defined in Chapter V, Section 1.

Furthermore, Orange may be affected by any corporate restructuring of the activities of Orange in Spain in accordance with Chapter IV, Section 6.

Other than in those cases, Orange does not anticipate that the acquisition of Jazztel would require any material change in: (i) the organization of Orange, or in the activities and strategy of Orange, (ii) the employment policies of Orange, or in the managers of Orange, or in the location of its places of business, (iii) the plans in connection with the use or disposition of assets, (iv) the dividend and remuneration policy of Orange, (v) the structure, composition and operation of the Board of Directors and of the management and supervisory bodies of Orange and its group, (vi) the articles of association of Orange and its group, or (vii) the condition of Orange as a listed entity.

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14.      impact of the offer and the financing thereof on Orange’s main financial indicators shall be described.

As detailed below, the resulting financial debt consolidated on the financial statements dated December 31, 2014 contemplates the impact of the transaction, in the sense that Orange has pledged assets on the financial market for 2,901 million Euros in connection with the Offer, and such financial assets have been excluded from the cash and equivalents of Orange on the mentioned annual statements.

The impact of the Offer on the key financial magnitudes of Orange would be captured by the consolidated financial statements of 2015. Such impact would depend upon the result of the Offer and the acceptance level. In the event that the Offer is accepted by 100% of the share capital of Jazztel (assuming a total number of issued shares of 258,084,832 at the end of the acceptance period), Orange would pay EUR 3,355,102,816.00, with cash available. In the event that the Offer is accepted by shareholders of Jazztel holding, in aggregate, not less than the minimum threshold acceptance condition, i.e. by 131,872,417.00 Jazztel shares (50% plus one share of the maximum theoretical share capital), Orange would pay EUR 1,714,341,421, with cash available.

The Commitment Agreement, to the extent that it will include (a) the sale through transfer of ownership of a coherent FTTH (Fibre to the Home) network, and (b) an agreement regarding a wholesale bitstream service on ADSL (asymmetric digital subscriber line), will reduce the net debt of Jazztel. However, and to the extent that the price is not imposed by the European Commission and has to be negotiated with potential purchasers, Orange cannot estimate at this stage the impact of such operations in the net debt of the combined Orange+Jazztel.

The following charts reflect the impact of the Offer in the financial statements of Orange, on a proforma basis, depending on whether the Offer is accepted by all the shareholders or just by the shares representing the minimum threshold acceptance condition.[20]

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(a)Acceptance by 100% of the issued shares (258,084,832 shares)[21]

	Orange 31/12/14	Jazztel 31/12/14	Total	Adjustments	Consolidated
Assets	88,404	1,369	89,773	- 417[22]	89,356
Net Financial Debt[23]	26,090	365	26,455	454[24]	26,909
Net Equity	31,701	493	32,194	- 417[25]	31,777
Net Income after tax	1,225	76	1,301	-	1,301
Net Financial Debt/Ebitda	2.09[26]	1.64[27]	2.08[28]	-	2,11[29]

(b)Acceptance by 50% plus one share of the maximum theoretical share capital (131,872,417 shares)[30]

	Orange 31/12/14	Jazztel 31/12/14	Total	Adjustments	Consolidated
Assets	88,404	1,369	89,773	- 208[31]	89,565
Net Financial Debt[32]	26,090	365	26,455	- 1,187[33]	25,268
Net Equity[34]	31,701	493	32,194	- 208	31,986[35]
Net Income after Tax	1,225	76	1,301	-	1,301
Net Financial Debt/Ebitda	2.09[36]	1.64[37]	2.08[38]	-	1.99[39]

15.      Other relevant information. event of withdrawal.

An essential element for Orange in its aim to acquire control of Jazztel, from a regulatory and competition standpoint, is that Jazztel’s is not affected by a merger with Yoigo (Xfera Móviles, S.A.). Thus, according to article 33.1(d) of the Royal Decree 1066/2007, Orange may withdraw the Offer in the event of Jazztel’s shareholders agree to a potential merger, acquisition or similar transaction, which resulted in affecting all or some of Jazztel’s and Yoigo’s operations, whether through capital contribution, merger, joint venture, acquisition, transfer or transactions of a comparable nature, always with the prior authorization of the CNMV. Orange has no knowledge of any commitment or obligation undertaken by Jazztel to carry out any action that might be an event of request of withdrawal.

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CHAPTER V

1.        Approval of Antitrust Authorities

The acquisition of Jazztel by Orange constitutes a concentration affecting the community and, as such, is subject to the antitrust provisions of Regulation CE N°139/2004 of 20 January 2004 on the control of concentrations between undertakings (the EC Merger Regulation).

On 16 October 2014, Orange notified to the European Commission the acquisition of the sole control over Jazztel, by way of a public bid, as it constitutes a concentration pursuant to Article 4 of the EC Merger Regulation No 139/2004.

On 26 January 2015, and in response to a referral request submitted by the Comisión Nacional de los Mercados y la Competencia on 5 November 2014, the European Commission published its decision of not forwarding the acquisition of Jazztel by Orange to the Spanish Antitrust authorities for analysis under the Spanish Competition Law.

The European Directorate general for competition, following its in-depth investigation, raised concerns that the acquisition would raise prices on the Spanish fixed market. To address such concerns, Orange submitted a commitment package summarized below. Conditional upon full implementation of such commitment package, the European Commission approved the proposed acquisition on 19 May 2015 (http://europa.eu/rapid/press-release_IP-15-4997_es.htm).

In order to remove the competition concerns raised by the Commission, Orange has committed to enter into a global agreement with a purchaser (the “Commitment Agreement”) approved by the European Commission that includes the two inseparable components described below. The Commitment Agreement, once finalized, as well as the purchaser, once identified, will be submitted to the European Commission for approval.

The purchaser shall be a new entrant in the Spanish fixed market, independent of and unconnected to Orange, and shall have the financial resources and proven expertise to put in place, maintain and develop the two components. If the purchaser does not have access to a mobile telecommunication network, including 2G, 3G and 4G services, then Orange will have to provide the purchaser with such access on competitive terms and in any case at terms as favorable as those currently granted to Jazztel for a duration at least equal to the term of the wholesale ADSL bitstream service described below. Finally, entering into the Commitment Agreement by the purchaser shall not raise competition concerns towards the relevant regulatory authorities.

The compliance by Orange of the decision will be monitored by a trustee approved by the European Commission and appointed by Orange.

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The Commitment Agreement to be entered by Orange and the purchaser shall include the following two inseparable components: (a) the sale through transfer of ownership of a coherent FTTH (Fibre to the Home) network, and (b) an agreement regarding a wholesale bitstream service on ADSL (asymmetric digital subscriber line).

(a)Sale through transfer of ownership of a coherent FTTH (Fibre to the Home) network

The coherent FTTH network will be composed of fibre cables, optical junction boxes and optical line termination equipment currently belonging to Jazztel and rolled out by Jazztel in Barcelona, Madrid, Malaga, Sevilla and Valencia for 720,247 building units (BUs), i.e. more than the current 600,000 overlapping FTTH BUs between Orange Espagne S.A.U. (“Orange Espagne”, the 100% owned subsidiary of Orange in Spain) and Jazz Telecom S.A.U. (the 100% owned subsidiary of Jazztel in Spain).

The purchaser will have to pay to Jazztel a fixed price for that transfer of ownership. The price, that is not imposed by the European Commission, has to be negotiated with potential purchasers and shall lead, once agreed upon with the purchaser finally chosen, to a sale to one purchaser, within the confidential term agreed upon with the European Commission.

In exchange for an economic consideration, Orange will be granted by the purchaser a non-exclusive IRU or indefeasible right of use (which is a right of access to the network and equipment) for a period of 35 years over 40% of the capacity of the divested network at the level of each local exchange, in order to avoid redundant deployments and the migration of the current Jazztel customers connected to the sold network.

At the request of the purchaser, Orange could operate the divested network on behalf of the purchaser for a transition period of up to 12 months as of the closing date of the sale with a 12 month extension possibility subject to the monitoring trustee's prior approval. This service would enable the purchaser to immediately start operating (indirectly, at first) its network.

In its commitments, Orange undertook, for a period of 10 years, not to exercise influence over the whole or part of that network, subject to certain exceptions to be pre-approved by the European Commission.

The sale to be entered into by Orange with the purchaser does not include any transfer of existing customers.

(b)Agreement regarding a wholesale bitstream service on ADSL (asymmetric digital subscriber line)

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Orange further committed, as an inseparable component to the sale mentioned above, to enter into a wholesale ADSL bitstream agreement with the purchaser that will only apply to Telefónica de España S.A.U. services built over the local loop (OBA or “oferta de bucle de abonado”), made of cooper - and not fiber - physical circuit that connects the customers installations to the fixed public network of Telefónica de España S.A.U., and related to provision of electronic communication service to customers.

That wholesale ADSL bitstream service is a national bitstream service with interconnection, at an Orange Espagne point of presence, in a single national concentration point to be agreed with the purchaser, together with the provision of a back-up point of presence. This will enable the access, through Orange Espagne, to 1,123 Telefónica de España S.A.U. main distribution frames, corresponding to a coverage of 80% of the Spanish population.

For an initial period of 4 years as from the entry into force of the Commitment Agreement with the purchaser, the economic structure of that wholesale ADSL bitstream offer will rely on:

(i)a fixed fee to be agreed upon between Orange and the purchaser that shall not be related to the number of ADSL lines eventually activated or used by the purchaser. No limit shall be imposed to the number of lines that the purchaser can activate or use.
(ii)variable recurrent or non-recurrent fees, linked to the active lines under the ADSL bitstream service, like a monthly fee per line, a traffic capacity fee, incident management costs or on-site support for provisioning/after sale costs.

The wholesale ADSL bitstream service will comprise agreed service levels, in compliance with industry standards and best practices.

At the end of the 4 year period, the purchaser will have the option to extend the term of the wholesale ADSL bitstream agreement for a maximum additional period of 4 years. Then, the fixed fee will be included into a monthly access caped fee (with no more fixed fee) calculated pursuant to a methodology and a pricing structure detailed in the commitments undertaken by Orange.

The prices charged by Orange may be adjusted to mirror any changes in the regulated inputs services prices, such as OBA, subject to a prior agreement of the monitoring trustee.

Orange has also agreed to EC standard commitment provisions relating to preservation of viability, marketability and competitiveness of the purchaser during a transition period, due diligence and reporting.

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Orange hereby consider acceptable the conditions, and, as a result, waives the right to withdraw from the offer that results from section 26 of the Royal Decree 1066/2007.

For purposes of determining the consequences of breaching commitments on which the European Commission has conditioned its authorization, the European Commission distinguishes between "conditions" and "obligations". The requirement for achievement of the structural change of the market is a condition - for example, that a business is to be divested. The implementing steps which are necessary to achieve this result are generally obligations on the parties, e.g. such as the appointment of a divestiture trustee with an irrevocable mandate to sell the business.

If a condition of the commitments submitted by Orange to the European Commission is not fulfilled, for example if the FTTH network identified in the commitments is not divested in the time-frame foreseen in the commitments or afterwards re-acquired or if Orange does not enter into a wholesale ADSL bitstream agreement in the time-frame foreseen in the commitments, the compatibility decision automatically becomes void. The European Commission may also order a separation of assets or any other action that may be appropriate to ensure that the concentration of Orange and Jazztel is dissolved and to restore the pre-transaction market conditions. The European Commission may also impose fines amounting up to 10% of the aggregate turnover of Orange and periodic penalty payments, amounting to up to 1% of its aggregate. In both cases the turnover taken into account includes Orange and other affiliates.

Should Orange breach an obligation contained in the commitments, the European Commission may also revoke its authorization decision but is not obliged to. The decision to revoke a clearance decision in such cases lies within the Commission's discretion. If the European Commission revokes its authorization decision, it may also order any appropriate action to restore conditions of effective competition and impose a fine and periodic penalty payment.

In no event the breach by Orange of the conditions or obligations imposed, or the authorization decision of the European Commission being void or revoked, will have any effect over this Offer.

2.        Other Authorizations

Orange hereby states that there are no other administrative authorizations or verifications regarding the present Offer, other than the authorization by the CNMV.

Without prejudice to the above, Orange has kept the UK Takeover Panel informed of the circumstances of the Offer.

Orange has not notified the Offer to the Securities and Exchange Commission, but for the extension of the Offer to all shareholders of Jazztel resident in the United States, Orange will furnish an English version of this Prospectus to the Securities and Exchange Commission, without requiring any additional procedure.

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In the event of discrepancy between the English version and the version in Spanish of this Prospectus, preference shall be given to the Spanish version.

Furthermore, to the extent the Offer is available to all shareholders of Jazztel resident in the United States, it is necessary that Orange complies with certain requirements set forth on the U.S. Exchange Act of 1934. In particular, Regulation 14E of the U.S. Exchange Act of 1934 contains limitations on the purchase and sale of securities in connection with a tender offer, applicable to the offeror and related parties to the offeror, such as its advisors, and it requires the offering documents to disclose if the acquisition of securities can be made during the offer.

Therefore, Orange will not acquire shares of Jazztel out of the Offer process.

With respect to the financial advisors of Orange, and in accordance with common practices in Spain, and for purposes of Rule 14e-5(b) of the U.S. Exchange Act of 1934, the financial advisors of Orange have the capacity of entering into transactions involving securities issued by Jazztel, only outside the United States, during the processing and accepting time of the Offer. In this regard, Banco Santander and Bank of America Merrill Lynch, Orange’s financial advisors, and their respective affiliates, are currently negotiating, and will continue to do so in the future, with Jazztel’s shares and securities, in the ordinary course of the business according to the applicable Spanish rules. As per Spanish laws, no public information on such activities in Spain will be required or disclosed, except for strict compliance with all disclosure obligations applicable under Spanish laws with respect to the notification of significant participations during an public offer.

The Offer will be addressed to all the owners of shares of Jazztel, whatever their nationality or residence, although this announcement and its contents do not constitute the presentation or distribution of the Offer in any jurisdiction where such presentation or distribution would be illegal. Therefore, this Prospectus shall not be published in, distributed or sent to any jurisdiction or territory in which its publication might be forbidden or restricted by law or would require any registration or filing of additional documentation, and the persons that receive this Prospectus will not be allowed to publish it in, distribute or send them to such jurisdictions or territories.

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3.        Places where the Prospectus and the documents attached thereto May be examined.

Pursuant to article 22.3 of Royal Decree 1066/2007, this Prospectus and the accompanying documents will be available to interested parties from the next day following publication of the first announcement referred to in article 22.1 of Royal Decree 1066/2007 in a printed version that Orange will make available to the public at the following places: (i) Governing Bodies of the Stock Exchanges of Madrid (Plaza de la Lealtad 1, Madrid), Barcelona (Paseo de Gracia 19, Barcelona), Bilbao (Calle José María Olabarri 1, Bilbao) and Valencia (Calle Libreros 2 y 4, Valencia), (ii) at the offices of Orange at 78 rue Olivier de Serres, 75015 Paris, France, and at Paseo del Club Deportivo nº1, Parque Empresarial La Finca, Edificio 8. Pozuelo de Alarcón (Madrid), and (iii) at the offices of Jazztel at 83 Victoria Street, London, SW1H 0HW, United Kingdom, and at C/ Anabel Segura, 11 - Edificio C Albatros, Alcobendas. Madrid, Spain.

Likewise, this Prospectus, without appendices, and the announcement of the Offer, will also be available on electronic format at the respective webs of Orange (www.orange.com), Jazztel (www.jazztel.com) and the CNMV (www.cnmv.es).

19 May 2015.

______________________________

ORANGE SA

Ramon Fernandez

Deputy Chief Executive Officer - Chief Financial and Strategy Officer of Orange

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ANNEXES

Annex 1. Copy of the extract of the minutes of the Board of Directors of Orange in connection with the approval of the Offer, with a sworn translation into Spanish. Copy of the power of attorney granted to execute the actions related with the Offer, with a sworn translation into Spanish.

Annex 2. Extract Kbis and certified copy of the bylaws of Orange, with a sworn translation into Spanish.

Annex 3. Copies of the Irrevocable Agreements, with a sworn translation into Spanish.

Annex 4. Copy of the individual financial statements of Orange as of 31 December 2014, with a translation into Spanish.

Annex 5. Copy of the consolidated financial statements of Orange as of 31 December 2014, with a translation into Spanish.

Annex 6. Copy of the financial information release by Orange as of 31 March 2015, with a translation into Spanish.

Annex 7. Bank Guarantee of the Offer.

Annex 8. Model of announcement of the Offer.

Annex 9. Letter sent to the CNMV in connection with the publicity of the Offer.

Annex 10. Acceptance Letters of Santander Investment Bolsa, Sociedad de Valores, S.A., and Banco Santander, S.A.

[1] Please check Chapter I, Section 3.4 in connection with the shares registered in the registry book of Jazztel

[2] Please check Section 3.4 of Chapter I in connection with the shares registered in the registry book of Jazztel

[3] The total number of vested options not executed results from the information provided by the legal director of Jazztel on 18 May 2015.

[4] For the purpose of the percentage of the voting rights, the total issued share capital at the date of this Prospectus, that is, 257,408,582 shares

[5] The number of voting rights granted to Leopoldo Fernández Pujals includes indirect holdings (i) through the company Prepsa Traders S.A. (which Mr. Leopoldo Fernández Pujals owns 100.00% of its share capital), and that makes up 14,423% of Jazztel voting rights, and (ii) through Mrs. María Linarejos Vilches, that makes up 0,003% of the voting rights.

[6] Additionally, as provided in Chapter I, Section 3.2.3, Mr. José Miguel García Fernández is beneficiary of 1,000,000 shares under the 2013/2018 Shares Plan, and of 600,000 share options under the 2013/2016 Options Plan.

[7] Additionally, as provided in Chapter I, Section 3.2.3, Mr. José Ortiz Martínez is beneficiary of 350,000 shares under the 2013/2018 Shares Plan, and of 250,000 share options under the 2013/2016 Options Plan.

[8] Assuming, for the total number of shares, the options vested under the 2013/2016 Plan, and for the percentage of voting rights, the total issued share capital resulting from the issue of the shares pursuant to the vested options.

[9] Assuming, for the total number of shares, the maximum theoretical resulting from the 2013/2016 Plan and the 2013/2018 Plan, and for the percentage of voting rights, the total issued share capital resulting from the issue of the shares pursuant to both plans.

[10] In accordance with the information of Banco Santander as coordinating entity (entidad de enlace), the total number of shares included in Iberclear is 254,246,114 shares. The total number of shares included in Iberclear, plus the shares included in the registry book that are not in book entry form (207,593 shares, resulting from the total number of shares of all shareholders other than BT Globenet), plus the shares in book entry form but not included in Iberclear (2,954,875 shares) amount in total the total number of shares of Jazztel, i.e., 257,408,582 shares.

[11] The participation of the French State is 663,391,742 shares, representing 25.04% of the share capital of Orange, as detailed in Section 4.4 of this Chapter

[12]Represented by Mr. Jean Yves Gilet

[13] Bearer shares that may be owned by employees are not included. There are employees of Orange who own bearer shares and are not required to report this interest to Orange. Such shares are fully registered through the savings plan of Orange’s employees.

[14] Assuming, for the purposed of the percentage of voting rights, the share capital resulting from the issue of all shares under the vested options.

[15] In accordance with French GAAP

[16] Under French Gaap, there is a line below equity called “other shareholders’ equity” which includes subordinated notes and perpetual bonds redeemable for shares. Under IFRS, subordinated notes are recognized as equity instruments and perpetual bonds redeemable for shares as compound instruments with an equity component and a financial debt component.

[17] In accordance with IFRS

[18] Reported Ebitda is operating income before taxes, depreciation and amortization, impairment of goodwill and fixed assets, remeasurement resulting from business combinations and share of profit (losses) of associates and joint ventures.

[19] Net Financial Debt components are disclosed in Note 10.2 to the consolidated financial statements attached as Annex 5.

[20] For these charts, and from an accounting standpoint for the integration of the concepts resulting from the combination of Orange and Jazztel, the date of acquisition is deemed to be 1 January 2014.

[21] For the preparation of the chart (i) Orange has not verified the homogeneity of the accounting principles with Jazztel, (ii) the financial information of Jazztel is the one resulting from the 2014 financial statements released on 26 February 2015, and no adjustments have been made to translate Jazztel figures into Orange’s principles and accounting definitions, and (iii) Orange has not aligned the definition of Jazztel’s financial aggregates with its own financial aggregates’ definition.

[22] The adjustment equals to the goodwill resulting from the business combination (acquisition cost 3,355 million minus Jazztel’s equity acquired 417 million = 2,938 million) minus purchase price (3,355 million).

[23] Such as released by the entities at year-end, i.e. excluding IRUs (Indefeasible Right of Use agreements) for Jazztel which amount to 146 million as at 31 December 2014

[24] The adjustment of 454 million results from the difference between 3,355 million and 2,901 million. As explained in the cash flows financial statement and in Notes 2.2 and 10.2 of the consolidated financial statements of Orange as at 31 December 2014, Orange has pledged monetary financial securities for 2,901 million euros in connection with the Offer, and this amount has already impacted the net financial debt as at 31 December 2014: the securities have not been considered as cash and cash equivalents.

[25] At year-end, the net equity of Orange should equal to the net equity of Orange at the beginning of the reporting period plus Jazztel’s net income after tax. On the acquisition date, the net equity of Orange, including non controlling interests, after acquiring Jazztel should be the same than before the operation.

[26] Such as released by Orange at year-end, i.e. calculation based on a net debt adjusted by EE and restated Ebitda.

[27] Such as released by Jazztel at year-end, i.e. calculation based on the last two reported quarters’ Ebitda run rate. No alignment has been made with Orange’s own definition.

[28] Compiled with no adjustment on the released figures

[29] Compiled with no adjustment on the released figures

[30] For the preparation of the chart (i) Orange has not verified the homogeneity of the accounting principles with Jazztel, (ii) the financial information of Jazztel is the one resulting from the 2014 financial statements released on 26 February 2015, and no adjustments have been made to translate Jazztel figures into Orange’s principles and accounting definitions, and (iii) Orange has not aligned the definition of Jazztel’s financial aggregates with its own financial aggregates’ definition. Also, to the extent that Orange would have control, it includes 100% of Jazztel’s assets and liabilities for consolidation purposes with the recognition of non controlling interests.

[31] The adjustment equals to the goodwill resulting from the business combination (acquisition cost 1,714 million minus Jazztel’s equity acquired 50% x 417 million = 1,506 million) minus purchase price (1,714 million). At this stage, partial goodwill is the only accounting method which can be calculated and thus which can be applied whereas Orange Group is used to apply the full goodwill method (consisting in accounting for goodwill relating to the non controlling interests).

[32] Such as released by the entities at year-end, i.e. excluding IRUs (Indefeasible Right of Use agreements) for Jazztel which amount to 146 million as at 31 December 2014

[33] The amount of less 1,187 million results from the difference between 1,714 million and 2,901 million. As explained in the cash flows financial statement and in Notes 2.2 and 10.2 of the consolidated financial statements of Orange as at 31 December 2014, Orange has pledged monetary financial securities for 2,901 million euros in connection with the Offer, and this amount has already impacted the net financial debt as at 31 December 2014: the securities have not been considered as cash and cash equivalents.

[34] Including non controlling interests.

[35] Consolidated net equity equals to Orange’s net equity (31,701 million) plus Jazztel’s net income (76 million) plus Jazztel’s non controlling interests (209 million).

[36] Such as released by Orange at year-end, i.e. calculation based on a net debt adjusted by EE and restated Ebitda.

[37] Such as released by Jazztel at year-end, i.e. calculation based on the last two reported quarters’ Ebitda run rate. No alignment has been made with Orange’s own definition.

[38] Compiled with no adjustment on the released figures

[39] Compiled with no adjustment on the released figures

ORANGE

Date: May 27, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations